Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

SYCAMORE NETWORKS, INC.

AND

SUNRISE ACQUISITION CORP.

October 23, 2012

i

ARTICLE V CONDITIONS PRECEDENT TO CLOSING		36
5.1	Conditions to the Obligations of Each Party	36
5.2	Conditions to Obligations of Buyer	37
5.3	Conditions to Obligations of Seller	37

ARTICLE VI INDEMNIFICATION		38
6.1	Indemnification by Seller	38
6.2	Indemnification by Buyer	38
6.3	Claims for Indemnification	39
6.4	Survival	40
6.5	Limitations	40
6.6	Treatment of Indemnification Payments	41

ARTICLE VII TERMINATION		41
7.1	Termination of Agreement	41
7.2	Effect of Termination	42

ARTICLE VIII TAX MATTERS		43
8.1	Certain Tax Matters	43
8.2	Cooperation on Tax Matters; Tax Audits	44
8.3	Preparation and Filing of Certain Tax Returns; Sales and Use Taxes	45
8.4	Action by Buyer	45
8.5	Withholding Taxes	45
8.6	Tax Refunds	46

ARTICLE IX FURTHER AGREEMENTS		46
9.1	Post-Closing Information	46
9.2	Disclosure Generally	46
9.3	Certain Employee Benefits Matters	47
9.4	Use of Names	49
9.5	Confidentiality	49
9.6	Bulk Sales Waiver	50
9.7	Transfer of Acquired Assets Post-Closing	50
9.8	Licensed Patents	50

ARTICLE X MISCELLANEOUS		51
10.1	Press Releases and Announcements	51
10.2	No Third Party Beneficiaries	51
10.3	Entire Agreement; Conflicts	51
10.4	Succession and Assignment	51
10.5	Counterparts	52
10.6	Headings	52
10.7	Notices	52
10.8	Governing Law	53
10.9	Amendments and Waivers	53
10.10	Severability	53
10.11	Expenses	53
10.12	Specific Performance	53
10.13	Submission to Jurisdiction	54
10.14	Construction	54
10.15	Waiver of Jury Trial	54
10.16	Incorporation of Exhibits and Schedules	54

Disclosure Schedule

Section A	–	Voting Persons
Section 1.1(a)(i)	–	Certain Acquired Equipment
Section 1.1(a)(ii)	–	Assigned Contracts
Section 1.1(a)(iii)	–	Acquired Real Estate Leases
Section 1.1(a)(iv)	–	Acquired Company Names
Section 1.1(a)(v)	–	Acquired Business IP
Section 1.1(a)(vi)	–	Acquired Computer Equipment
Section 1.1(a)(xiv)	–	Transferred Subsidiaries
Section 1.1(a)(xv)	–	Transferred Foreign Branches
Section 1.1(a)(xvi)	–	Acquired Benefit Plans and CIC Agreement
Section 1.1(b)(ii)	–	Excluded IQstream Assets
Section 1.1(b)(iii)	–	Excluded Contracts
Section 1.1(b)(iv)	–	Excluded Software, Domain Names and Trademarks
Section 1.1(b)(v)	–	Excluded Patents and Patent Applications
Section 1.1(b)(vi)	–	Excluded Leases
Section 1.1(b)(xvi)	–	Other Excluded Assets
Section 1.1(d)(ii)	–	Excluded Litigation
Section 1.2(d)	–	Allocation
Section 1.3(b)(viii)	–	Executive Non-Solicitation Agreement Signatories
Section 1.4(b)	–	Sycamore Shanghai FY 2013 Budget
Section 2.1(c)	–	Organization, Qualification and Corporate Power
Section 2.2	–	Title to Assets
Section 2.3	–	Facility Lease
Section 2.4	–	Non-Contravention
Section 2.5	–	Financial Statements
Section 2.6	–	Certain Changes
Section 2.8	–	Tax Matters
Section 2.9(b)	–	Leased Real Property
Section 2.10	–	Intellectual Property
Section 2.11	–	Designated Contracts
Section 2.12	–	Litigation
Section 2.13	–	Labor Matters
Section 2.14(a)	–	Business Benefit Plans
Section 2.15(b)	–	Customs and Import Duties
Section 2.16	–	Material Permits
Section 2.17	–	Affiliate Agreements
Section 2.20	–	Other Representations Regarding Assets
Section 2.21	–	Significant Customers
Section 2.22	–	Largest Suppliers
Section 2.23	–	Insurance Policies
Section 2.24(a)	–	Product Warranty and Product Liability
Section 4.2	–	Operation of Business
Section 4.5	–	Notices and Consents
Section 5.1(c)	–	Required Governmental Approvals
Section 5.2(g)	–	Certain Employment Agreements
Section 9.2	–	Knowledge Persons
Section 9.3(a)	–	Business Employees
Section 9.4	–	Use of Names

Exhibits

Exhibit A	–	Form of Voting Agreement
Exhibit B	–	Form of Assumption Agreement
Exhibit C	–	Form of Net Working Capital Statement
Exhibit D	–	Form of Bill of Sale
Exhibit E	–	Form of Trademark Assignment
Exhibit F	–	Form of Patent License Agreement
Exhibit G	–	Form of Executive Non-Solicitation Agreement
Exhibit H	–	Form of Company Non-Competition and Non-Solicitation Agreement
Exhibit I	–	Form of Transition Services Agreement
Exhibit J	–	Form of Equity Transfer Contract
Exhibit K	–	Form of Letter of Credit

Index of Defined Terms

Defined Terms	Section

1060 Forms	1.2(d)(iii)
Accounts Receivable	1.1(a)(viii)
Accrued Compensation	9.3(d)
Accrued PTO	9.3(d)
Acquired Assets	1.1(a)
Acquired Benefit Plans	1.1(a)(xvi)
Acquisition Proposal	4.9(f)
Adverse Recommendation Change	4.9(e)
Affiliate	2.11(c)
Agreed Amount	6.3(b)
Agreement	Preamble
Allocation Schedule	1.2(d)(i)
Applicable Cap Amount	6.5(b)(i)
Assigned Contracts	1.1(a)(ii)
Assumed Liabilities	1.1(c)
Assumption Agreement	1.1(c)
Australian GST	8.3(c)
Bill of Sale	1.3(b)(iii)
Board of Directors	4.8(b)
Board Recommendation	4.8(b)
Business	Recital
Business Benefit Plans	2.14(a)
Business Day	1.3(a)
Business Employee	9.3(a)
Business IP	1.1(a)(v)(H)
Business Material Adverse Effect	2.1(a)
Buyer	Preamble
Buyer Indemnified Parties	6.1
Buyer Material Adverse Effect	3.3(b)
Buyer Plans	9.3(c)
CIC Agreement	1.1(a)(xvi)
Claim Notice	6.3(b)
Claimed Amount	6.3(b)
Closing	1.3(a)
Closing Date	1.3(a)
Closing Net Working Capital	1.2(c)(ii)
Closing Statement of Net Assets	1.2(c)(ii)
COBRA	9.3(g)
Code	1.2(d)(iii)
Company Non-Competition and Non-Solicitation Agreement	1.3(b)(ix)
Confidential Information	9.5(b)
Confidentiality Agreement	4.3
Consent Agreement	2.3
Current Assets	1.2(c)(i)(C)
Current Liabilities	1.2(c)(i)(D)
Damages	6.1
Deferred Consent	1.4(a)
Deferred Item	1.4(a)
Designated Contracts	2.11(b)

v

Defined Terms	Section

Disclosure Schedule	Article II
Effect	2.1(a)
Employee Benefit Plan	2.14(a)
Encumbrance	2.2(c)
End Date	4.9(c)
Environmental Law	2.19
Equipment	1.1(a)(i)
Equity Transfer Contract	2.3
ERISA	2.14(a)
ERISA Affiliate	2.14(a)
Estimated Statement of Net Assets	1.2(c)(ii)
Estimated Net Working Capital	1.2(c)(ii)
Estimated Working Capital Shortfall	1.2(c)(ii)
Exchange Act	2.11(c)
Excluded Assets	1.1(b)
Excluded Contracts	1.1(b)(iii)
Excluded Liabilities	1.1(d)
Executive Non-Solicitation Agreements	1.3(b)(viii)
Final Net Working Capital	1.2(c)(iii)
Final Purchase Price Allocation	1.2(d)(ii)
Final Statement of Net Assets	1.2(c)(iii)
Financing	3.6
Fundamental Representations	6.4(a)
FSA Balances	9.3(e)
FSA Participants	9.3(e)
Governmental Entity	2.4(b)
Hazardous Materials	2.19
HSR Act	2.4(b)
Indemnified Party	6.3(a)
Indemnifying Party	6.3(a)
IQstream Business	Recital
Japan K.K.	8.3(c)
Landlord	2.3
Largest Suppliers	2.22
Leased Real Property	2.9(b)
Leases	2.9(b)
Liability	1.1(c)
Most Recent Statement of Net Assets	2.5
Multiemployer Plan	2.14(a)
Net Working Capital	1.2(c)(i)(B)
Net Working Capital Statement	1.2(c)(ii)
Neutral Accountants	1.2(c)(iv)
New Buyer Employee	9.3(b)
New WFOE	1.4(b)
Non-Stock Assets	1.1(a)
Non-U.S. Transferred Subsidiary	2.8(h)
Notice of Dispute	1.2(c)(iii)
Outside Date	7.1(d)
Patent License Agreement	1.3(b)(v)
Patent Transfer	9.8
Party or Parties	Preamble

Defined Terms	Section

Permits	2.16
Person	2.9(b)
Post-Closing Tax Period	8.1(b)(iv)
Pre-Closing Taxes	8.1(b)(i)
Pre-Closing Tax Period	8.1(b)(ii)
Proxy Statement	2.26(f)
Publicly Available Software	2.10(n)
Purchase Price	1.2(a)
Real Estate Leases	1.1(a)(iii)
Records	1.1(a)(xi)
Registered Business IP	2.10(a)
Related Agreements	2.3
Restricted Names	9.4
Review Period	1.2(c)(iii)
SEC	2.26(a)
Securities Act	2.26(b)
Seller	Preamble
Seller Disclosure Documents	2.26(f)
Seller FSA	9.3(e)
Seller Indemnified Parties	6.2
Seller’s knowledge	9.2
Seller SEC Documents	2.26(a)
Seller Termination Fee	7.2(b)
Share Transfer Documents	1.3(b)(xi)
Significant Customer	2.21
Statement of Net Assets Date	2.5
Stockholder Approval	2.3
Stockholder Meeting	4.8(a)
Straddle Period	8.1(b)(iii)
Subsidiaries	2.1(b)
Superior Proposal	4.9(f)
Sycamore Asia	1.1(a)(i)
Sycamore Shanghai	1.3(b)(xi)
Target Net Working Capital	1.2(c)(i)(A)
Taxes	2.8(a)
Tax Returns	2.8(a)
Third Party IP	2.10(b)
Threshold	6.5(b)(ii)
Trademark Assignment	1.3(b)(iv)
Transfer Taxes	8.1(a)
Transferred Foreign Branches	1.1(a)(xv)
Transferred Subsidiaries	1.1(a)(xiv)
Transition Services Agreement	1.3(b)(x)
U.S. GAAP	1.2(c)(ii)
Unaudited Financial Statements	2.5
WARN	2.13
Willful Breach	7.2(a)

ASSET PURCHASE AND SALE AGREEMENT

This ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of October 23, 2012 by and between Sycamore Networks, Inc., a Delaware corporation (“Seller”) and Sunrise Acquisition Corp., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and together as the “Parties.”

INTRODUCTION

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the assets and business of Seller, subject to the assumption of liabilities related thereto (the “Business”), other than assets and liabilities which relate to Seller’s mobile broadband optimization solutions business (the “IQstream Business”), each as further, and upon the terms and subject to the conditions, set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Buyer to enter into this Agreement, each of the Persons identified on Section A of the Disclosure Schedule have executed and delivered voting and support agreements with Buyer which agreements are in substantially the form of Exhibit A attached hereto pursuant to which each such Person has agreed, among other things, to vote all shares of Seller capital stock held by such Person in favor of this Agreement and the transactions contemplated hereby; and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Acquired Assets, subject to the assumption of the Assumed Liabilities and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

ASSET PURCHASE

1.1 Sale of Assets; Assumption of Liabilities.

(a) Sale and Transfer of Assets. On the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall, or shall cause its Subsidiaries (other than the Transferred Subsidiaries) to, sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire and accept assignment from Seller, free and clear of all Encumbrances, all of Seller’s right, title and interest in and to all of the properties, assets, and other rights of every kind and nature, whether tangible or intangible, real or personal, owned, leased, licensed or otherwise held (including indirect ownership through Subsidiaries) by Seller as of the Closing, in each case to the extent primarily relating to or used in the Business, together with 100% of the equity of the Transferred Subsidiaries (which equity interests shall be transferred as directed by Buyer) other than the Excluded Assets (collectively, the “Acquired Assets,” and other than the Transferred Subsidiaries, the “Non-Stock Assets”). Without limiting the foregoing, subject to the provisions of Section 1.1(b), the Acquired Assets shall include the following to the extent owned, leased, licensed or otherwise held (including indirect ownership through Subsidiaries) by Seller, provided that, pursuant to Section 1.4, Deferred Items shall not constitute Acquired Assets unless and until any applicable consents are obtained pursuant to Section 1.4:

(i) All machinery, tools, spare parts, manufacturing supplies, vehicles, furniture, equipment and other tangible personal property of the Business (collectively, the “Equipment”), including such Equipment identified on Section 1.1(a)(i) of the Disclosure Schedule, and all warranties and guarantees, if any, express or implied, existing for the benefit of Seller, Sycamore Networks Asia Inc. (“Sycamore Asia”) or the Transferred Subsidiaries in connection with the Equipment to the extent transferable;

(ii) Subject to Section 1.4, all contracts, leases, licenses, maintenance and service agreements, purchase commitments and other agreements, whether oral or written, relating to or used in the Business, including those identified on Section 1.1(a)(ii) of the Disclosure Schedule (collectively, the “Assigned Contracts”);

(iii) All rights under the Leases listed on Section 1.1(a)(iii) of the Disclosure Schedule (“Real Estate Leases”);

(iv) Subject to Section 9.4, all corporate names, company names, business names and fictitious business names used in the Business, including those identified on Section 1.1(a)(iv) of the Disclosure Schedule;

(v) All (A) software (in source code and object code format) used in the Business, including the software identified on Section 1.1(a)(v)(A) of the Disclosure Schedule; (B) works of authorship or copyrights used in the Business arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof, and all applications in connection therewith; (C) trade dress, trademarks and service marks (including registrations and applications), trade names and logos used in the Business, including those identified on Section 1.1(a)(v)(C) of the Disclosure Schedule; (D) domain names and websites used in the Business, including those identified on Section 1.1(a)(v)(D) of the Disclosure Schedule; (E) rights in inventions, formulae, discoveries and ideas, in each case, not claimed by a patent or patent application that is an Excluded Asset, (whether or not embodied in any tangible form and including all rights in tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries) used in the Business; (F) proprietary information, know-how or trade secrets used in the Business; (G) rights in algorithms, application programming interfaces (APIs), databases, data collections, circuit design assemblies, semiconductor devices, test vectors, network configurations and architectures, protocols, schematics, specifications, user interfaces, processes and methods used in the Business; and (H) rights to sue for past infringement of any of the foregoing (collectively, the “Business IP”);

(vi) All computers and other electronic data processing equipment used in the Business, including all such equipment set forth on Section 1.1(a)(vi) of the Disclosure Schedule;

(vii) All inventory, including all raw materials, work-in-process, finished goods, packaging materials, office supplies, maintenance supplies, spare parts and similar items used or intended for use in connection with the Business;

(viii) All accounts, accounts receivable, notes and notes receivable and other receivables (whether or not billed) relating to the Business (collectively, the “Accounts Receivable”); provided, however, that for the purposes of Section 1.2(c)(i)(C) of this Agreement, the portion of the Accounts Receivable that are attributable to any U.S. state sales tax, any Australian GST or any Japan K.K. consumption tax shall not be deemed acquired by Buyer and the collection and payment of that portion of the Accounts Receivable shall be governed by Section 8.3(c);

(ix) All transferable approvals, authorizations, certifications, consents, variances, permissions, licenses and Permits to or from, or filings, notices or recordings to or with, federal, state, foreign, provincial and local governmental authorities used in the Business;

(x) All deposits, prepayments and prepaid expenses or other similar current assets used in the Business to the extent included on the Final Statement of Net Assets;

(xi) All customer, vendor, supplier, contractor, and service-provider lists relating to the Business, and all files, documents and records (including billing, payment and dispute histories, credit information and similar data) relating to customers, vendors, suppliers, contractors or service-providers of the Business, and other information, files, books, documents, records, data, plans, contracts and recorded knowledge (including copies of any personnel files or other items included in the foregoing related to any New Buyer Employee, provided that such employee has given his or her consent to the disclosure to Buyer where and to the extent required by applicable law), whether in hard copy or computer format, to the extent relating to the Business, all of which may be redacted to the extent necessary to protect any privileged information or information not related to the Business contained therein (collectively, “Records”);

(xii) All claims, warranties, guarantees, refunds, causes of action, defenses, counterclaims, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (including rights to insurance proceeds), except for any of the foregoing to the extent they arise under the Excluded Assets or Excluded Liabilities;

(xiii) All insurance, warranty and condemnation net proceeds received after the Closing Date with respect to damage, non-conformance of or loss to the Acquired Assets, except for any of the foregoing to the extent they arise under any Excluded Asset or Excluded Liability;

(xiv) All equity interests and shares of capital stock of each of the Subsidiaries owned, directly or indirectly, by Seller set forth on Section 1.1(a)(xiv) of the Disclosure Schedule (the “Transferred Subsidiaries”), including, without limitation, all Records relating thereto, including corporate books and records of the Transferred Subsidiaries;

(xv) All of the assets of each of the foreign branches set forth on Section 1.1(a)(xv) of the Disclosure Schedule (the “Transferred Foreign Branches”), including, without limitation, all Records relating thereto, including any books and records of the Transferred Foreign Branches;

(xvi) The Business Benefit Plans sponsored or maintained by a Transferred Subsidiary set forth on Section 1.1(a)(xvi) of the Disclosure Schedule (the “Acquired Benefit Plans”) to the extent transferable and the change in control agreement listed on Section 1.1(a)(xvi) of the Disclosure Schedule entered into prior to the date hereof by and between Seller and a certain Business Employee (the “CIC Agreement”); and

(xvii) All goodwill, if any, related to the Acquired Assets.

(b) Excluded Assets. It is expressly understood and agreed that, notwithstanding anything to the contrary set forth herein, the Acquired Assets shall not include Seller’s right, title or interest in or to any of the following (each, an “Excluded Asset”):

(i) All cash and cash equivalents or similar type investments, bank accounts, certificates of deposit, Treasury bills, investments and other marketable securities (whether or not related to the Business) on hand in Seller’s accounts immediately prior to Closing, but not including any cash in accounts of the Transferred Subsidiaries as reflected on the Closing Statement of Net Assets, which amount of cash shall be sufficient to cover uncashed checks or charges in transit (net of pending deposits) as of the Closing Date;

(ii) Assets used exclusively in the IQstream Business, including those set forth on Section 1.1(b)(ii) of the Disclosure Schedule;

(iii) All contracts, leases, licenses, maintenance and service agreements, purchase commitments and other agreements that are not related to or used in the Business or that are set forth on Section 1.1(b)(iii) of the Disclosure Schedule (the “Excluded Contracts”);

(iv) All (A) software (in source code and object code format), including those identified on Section 1.1(b)(iv)(A) of the Disclosure Schedule, (B) works of authorship and copyrights arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registration and recordings thereof, and all applications in connection therewith, identified on Section 1.1(b)(iv)(B) of the Disclosure Schedule, (C) trade dress, trademarks and service marks (including registrations and applications), trade names and logos, and all goodwill associated therewith, identified on Section 1.1(b)(iv)(C) of the Disclosure Schedule, (D) domain names and websites identified on Section 1.1(b)(iv)(D) of the Disclosure Schedule, (E) other intellectual property, (F) rights in inventions, formulae, discoveries and ideas, in each case, not claimed by a patent or patent application, (whether or not embodied in any tangible form and including all rights in tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries); (G) proprietary information, know-how or trade secrets; (H) rights in algorithms, APIs, databases, data collections, circuit design assemblies, semiconductor devices, test vectors, network configurations and architectures, protocols, schematics, specifications, user interfaces, processes and methods; and (I) rights to sue for past infringement of any of the foregoing, and in each case, to the extent exclusively relating to the IQstream Business;

(v) All patents and patent applications (foreign and domestic), including continuations, continuations-in-part, divisional, provisional, and renewal applications and any renewals, extensions, reexaminations, reissues, or improvements thereof set forth on Section 1.1(b)(v) of the Disclosure Schedule, and rights to sue for past infringement of any of the foregoing, in each case, regardless of whether related to or used in the Business or the IQstream Business;

(vi) All owned real property of Seller and all rights under the Leases identified on Section 1.1(b)(vi) of the Disclosure Schedule;

(vii) The corporate books and records of Seller and its Subsidiaries, other than the corporate books and records of the Transferred Subsidiaries;

(viii) All insurance policies, and all rights of Seller to insurance claims, related refunds and proceeds thereunder except to the extent that such rights are Acquired Assets;

(ix) The rights which accrue or will accrue to Seller under this Agreement or any agreement contemplated hereby;

(x) All refunds of Taxes of Seller relating to all Pre-Closing Tax Periods;

(xi) All personnel records and other records of Seller related to employees of Seller other than the New Buyer Employees and all personnel records and other records that Seller is required by law to retain in its possession or is not permitted under law to provide to Buyer;

(xii) All actions, claims, causes of action, rights of recovery, causes of action and rights of setoff of any kind arising before, on or after the Closing Date to the extent relating to any Excluded Asset or any Excluded Liabilities;

(xiii) Any agreements by and between Seller and Buyer or any of its Affiliates;

(xiv) All Employee Benefit Plans other than the Acquired Benefit Plans and the CIC Agreement;

(xv) All equity interests and shares of capital stock of each of the Subsidiaries owned, directly or indirectly, by Seller other than the Transferred Subsidiaries; and

(xvi) All other assets described on Section 1.1(b)(xvi) of the Disclosure Schedule.

(c) Assumed Liabilities. On the Closing Date, Buyer shall deliver to Seller an undertaking in the form attached hereto as Exhibit B (the “Assumption Agreement”), pursuant to which Buyer, on and as of the Closing Date, shall assume and agree to pay, perform and discharge when due only the following Liabilities relating to the Business and the Acquired Assets (the “Assumed Liabilities”), and Buyer does not hereby assume or become obligated to pay or perform any Liabilities which arise out of or in respect of the Business or any of its operations on or prior to the Closing, except for the following:

(i) All Liabilities (other than Taxes of any Transferred Subsidiary or Taxes relating to Non-Stock Assets attributable to a Pre-Closing Tax Period, including any U.S. state sales tax, any Australian GST or any Japan K.K. consumption tax related to the Accounts Receivable) reflected on the Most Recent Statement of Net Assets, or incurred after the Statement of Net Assets Date but prior to Closing in compliance with the terms of this Agreement, except to the extent satisfied on or prior to the Closing Date;

(ii) All Liabilities under or arising out of the Assigned Contracts (other than any Liability arising out of or relating to a breach of any Assigned Contract that occurred prior to the Closing) whether arising at, prior to or following the Closing;

(iii) All Liabilities under the Acquired Benefit Plans and the CIC Agreement;

(iv) All Liabilities to the extent assumed by, or that are otherwise the responsibility of, Buyer pursuant to Section 9.3;

(v) All Liabilities arising out of or relating to Deferred Items under Section 1.4;

(vi) Any Taxes relating to the Non-Stock Assets for any Post-Closing Tax Period; and

(vii) All Liabilities to the extent arising out of or relating to the Business (other than with respect to patents and patent applications retained by Seller) or the Acquired Assets incurred, arising out of or relating to periods following the Closing.

For purposes of this Agreement, “Liability” means any debt, obligation, duty or liability of any nature (including unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with U.S. GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

(d) Excluded Liabilities. It is expressly understood and agreed that, notwithstanding anything to the contrary in this Agreement, Seller shall retain, and shall continue to be responsible after the Closing Date for the “Excluded Liabilities”, which term shall mean all Liabilities relating to the Business at or prior to the Closing (other than the Assumed Liabilities), including, without limitation:

(i) All Liabilities to the extent arising out of or relating to the Excluded Assets, including, without limitation, all Liabilities arising out of or relating to the IQstream Business;

(ii) All Liabilities to the extent arising out of or resulting from the conduct of the Business at or prior to the Closing, including the lawsuits and claims set forth in Section 1.1(d)(ii) of the Disclosure Schedule, and any other lawsuits or claims to the extent arising out of or resulting from the conduct of the Business at or prior to the Closing whether such lawsuits or claims are initiated before or after the Closing, except those Liabilities (i) included on the Final Statement of Net Assets or (ii) related to Assigned Contracts (other than any Liability arising out of or relating to a breach of any Assigned Contract that occurred prior to the Closing);

(iii) All Liabilities of Seller (A) under this Agreement (other than Assumed Liabilities), including all Liabilities of Seller for costs and expenses incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement or (B) incurred in connection with any restructuring or reorganization of Seller or its Subsidiaries or Affiliates, whether or not resulting from the transactions contemplated by this Agreement or otherwise;

(iv) All Liabilities arising out of or relating to indebtedness obligations of Seller and its Subsidiaries (other than Liabilities related to the Business arising out of or relating to indebtedness obligations of the Transferred Subsidiaries or the Transferred Foreign Branches) to the extent not related to the Business;

(v) All Liabilities relating to fraudulent conveyances, fraudulent transfers, preferential transfers and the like by Seller or its Subsidiaries;

(vi) All Liabilities of Seller or its Subsidiaries with respect to Environmental Laws relating to matters that occurred or otherwise came into existence on or prior to the Closing Date;

(vii) All Liabilities of Seller or its Subsidiaries to indemnify any Person in connection with the operation of the Business at or prior to Closing by reason of the fact that such Person was a director, officer or employee of Seller or a Subsidiary, or was serving at the request of Seller or a Subsidiary as a partner, trustee, director, officer or employee of another entity, whether arising under contract, common law or otherwise;

(viii) Except with respect to Liabilities under the Acquired Benefit Plans and the CIC Agreement and those additional Liabilities agreed to be assumed by Buyer pursuant to Section 9.3 hereof, all Liabilities of Seller or its Subsidiaries or its Affiliates (A) relating to salary, bonus, other forms of compensation and payroll costs, including vacation pay that are accrued by Seller, its Subsidiaries or Affiliates, (B) for amounts payable in respect of retention, severance benefits, employee benefits (including, but not limited to the benefits to be provided under the Business Benefit Plans), termination and severance pay, transaction bonus arrangements, “stay-pay” or similar agreements entered into with any current or former employees by Seller or its Subsidiaries or Affiliates at or prior to Closing and (C) any severance or termination payment or benefits that become due and payable to any current or former employee of Seller in connection with the transactions contemplated by this Agreement or otherwise, other than, in the case of each of (A) through (C), Liabilities arising under agreements or plans entered into by Buyer or its Affiliates;

(ix) Any intercompany Liability between Seller and any of its Subsidiaries and/or Affiliates; and

(x) Any (A) Taxes of Seller for any taxable period, (B) Taxes relating to the Excluded Assets for any taxable period and (C) Taxes relating to the Non-Stock Assets for any taxable period, or portion thereof, ending on or before the Closing Date.

1.2 Purchase Price, Working Capital Adjustment and Related Matters.

(a) Purchase Price. In consideration for the Acquired Assets, and subject to the terms and conditions of this Agreement, Buyer shall assume the Assumed Liabilities and shall pay to Seller, by wire transfer of immediately available funds, U.S. $18,750,000 (the “Purchase Price”), subject to adjustment pursuant to Section 1.2(c) and Article VI. The Parties acknowledge and agree that the Purchase Price includes the consideration to be paid pursuant to the Equity Transfer Contract and no consideration other than the payment of the Purchase Price at the Closing shall be required to be paid by Buyer or any of its Affiliates for the purchase and sale of Seller’s equity interests in, or the assets of, Sycamore Shanghai. For the avoidance of doubt, the rights and obligations of the Parties in regards to Sycamore Shanghai are as set forth in this Agreement and the Equity Transfer Contract does not create any additional right or obligation and is intended for the sole purpose of effecting the transfer of Seller’s equity interests in Sycamore Shanghai from Seller to Buyer or its Affiliate.

(b) Payment of Purchase Price. At the Closing, Buyer shall acquire the Acquired Assets as provided in Section 1.1(a) and assume the Assumed Liabilities as provided in Section 1.1(c) and shall pay the aggregate amount of the Purchase Price less any Estimated Working Capital Shortfall to Seller by wire transfer of immediately available funds to an account designated by Seller not later than two (2) Business Days prior to the Closing Date.

(c) Working Capital Adjustments to Purchase Price.

(i) For purposes of this Agreement, the following terms shall have the following meanings:

(A) “Target Net Working Capital” means and be equal to $5,687,511;

(B) “Net Working Capital” means (A) Current Assets (as defined below), less (B) Current Liabilities (as defined below) on the Closing Date.

(C) “Current Assets” means the Acquired Assets that are current assets included in the line items set forth on the Net Working Capital Statement to the extent acquired by Buyer pursuant to the terms of this Agreement.

(D) “Current Liabilities” means all of the Assumed Liabilities that are current Liabilities included in the line items set forth on the Net Working Capital Statement to the extent assumed by Buyer pursuant to the terms of this Agreement.

(ii) No later than three (3) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a pre-closing consolidated statement of net assets of the Business (the “Estimated Statement of Net Assets”) setting forth Seller’s good faith estimate, as of the Closing Date, of the Net Working Capital (the “Estimated Net Working Capital”) substantially in the form, including the line items and in accordance with the allocations, attached hereto as Exhibit C (the “Net Working Capital Statement”), and accompanied by reasonable supporting documentation used by Seller to calculate the foregoing. The accounts reflected on the Net Working Capital Statement have been compiled by Seller in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and the provisions of this Agreement applied consistently (without any footnotes or normal customary year-end adjustments). In preparing such Estimated Closing Statement of Net Assets, Seller shall permit Buyer to participate and shall consider any reasonable requests of Buyer to make adjustments thereto. If the Estimated Net Working Capital is less than the Target Net Working Capital, the Purchase Price payable pursuant to Section 1.2(a) shall be reduced by the difference, the “Estimated Working Capital Shortfall”. If the Estimated Net Working Capital is equal to or greater than the Target Net Working Capital, there shall be no adjustment to the Purchase Price at the Closing. Within forty-five (45) calendar days following the Closing Date, Buyer shall prepare and deliver to Seller a closing consolidated statement of net assets of the Business as of the Closing Date (the “Closing Statement of Net Assets”) setting forth Buyer’s calculation of the Net Working Capital (the “Closing Net Working Capital”), prepared and calculated in accordance and consistent with the form of Net Working Capital Statement, which Closing Statement of Net Assets shall be prepared in accordance with U.S. GAAP applied consistently (without any footnotes or normal customary year-end adjustments), and accompanied by reasonable supporting documentation used by Buyer to calculate the foregoing. In preparing such Closing Statement of Net Assets, Buyer shall permit Seller to participate and shall consider any reasonable requests of Seller to make adjustments thereto.

(iii) Seller shall have fifteen (15) calendar days (the “Review Period”) to review any such Closing Net Working Capital. If Seller disputes the Closing Net Working Capital, Seller shall deliver notice of such dispute (a “Notice of Dispute”), which shall include a statement indicating the items in the Closing Net Working Capital disputed and the basis, in reasonable detail, for its objections, to Buyer on or prior to the expiration of the Review Period. Any line item in the Closing Net Working Capital that Seller does not specifically dispute in the Notice of Dispute shall not be subject to further review, challenge or adjustment. Following delivery of any Notice of Dispute from Seller, authorized representatives of Buyer and Seller shall promptly meet and confer in an effort to resolve such disagreement in good faith. If there is no Notice of Dispute, the Closing Net Working Capital shall be deemed to be the “Final Net Working Capital”, and the Closing Statement of Net Assets, or if there is a finally agreed statement of net assets, then such statement of net assets, shall be deemed a “Final Statement of Net Assets”.

(iv) In the event Buyer and Seller are unable to resolve a disagreement with respect to the Closing Statement of Net Assets within fifteen (15) Business Days following the date of delivery of the Notice of Dispute (or such longer period as Buyer and Seller may agree), resolution of such dispute shall be determined by an independent firm of certified public accountants mutually agreeable to Buyer and Seller (the “Neutral Accountants”). If issues in dispute set forth in the Notice of Dispute are submitted to the Neutral Accountants for resolution, (i) each Party shall furnish to the Neutral Accountants, such work papers and other documents and information relating to the items in dispute as the Neutral Accountants may request and are available to that Party, and shall be afforded the opportunity to present to the Neutral Accountants any material relating to the issues in dispute and to discuss together with the other Party or its representatives present the issues in dispute with the Neutral Accountants; (ii) the determination by the Neutral Accountants shall be limited to the items in dispute, as set forth in a notice delivered to both Parties by the Neutral Accountants and adjustment to the Net Working Capital Statement as a result of the resolutions of the items in dispute (also a Final Statement of Net Assets), will be final, binding and conclusive on the Parties; and (iii) the fees and expenses of the Neutral Accountants for such determination shall be paid by the Parties in inverse proportion to the outcome of the Parties’ position with respect to the dispute over the final adjustment. For example, if it is Buyer’s position that the adjustment owed is $300, Seller’s position that the adjustment owed is $100 and the Neutral Accountants’ finding that the adjustment owed is $150, then Buyer shall pay 75% (300-150 / 300-100) of the fees and expenses and Seller shall pay 25% (150-100 / 300-100) of the fees and expenses.

(v) If the Net Working Capital on the Final Statement of Net Assets is less than or equal to the Target Net Working Capital, an amount equal to (A) the absolute value of such difference, if any, less (B) the Estimated Working Capital Shortfall, if any, shall be paid (X) if such amount is positive, by Seller to an account designated in writing by Buyer (by wire transfer of immediately available funds) within five (5) Business Days after the determination of the Net Working Capital on the Final Statement of Net Assets or (Y) if such amount is negative, by Buyer to an account designated in writing by Seller (by wire transfer of immediately available funds) within five (5) Business Days after the determination of the Net Working Capital on the Final Statement of Net Assets. If the Net Working Capital on the Final Statement of Net Assets is greater than the Target Net Working Capital, an amount equal to (A) such difference plus (B) the Estimated Working Capital Shortfall, if any, shall be paid by Buyer to an account designated in writing by Seller (by wire transfer of immediately available funds) within five (5) Business Days after the determination of the Net Working Capital on the Final Statement of Net Assets.

(vi) Payments pursuant to this Section 1.2(c) shall be deemed adjustments to the Purchase Price.

(d) Allocation.

(i) Within twenty (20) days following the determination of the Final Net Working Capital in accordance with Section 1.2(c) hereof, Buyer shall prepare and deliver to Seller an allocation schedule (the “Allocation Schedule”) allocating the Purchase Price and the Assumed Liabilities attributable to the purchase of the Non-Stock Assets and Transferred Subsidiaries by Buyer among the Non-Stock Assets and Transferred Subsidiaries as of the Closing Date. The Parties agree that the Allocation Schedule shall be prepared and finalized in accordance with the amounts set forth on Section 1.2(d) of the Disclosure Schedule.

(ii) Seller shall have ten (10) days after receipt of the Allocation Schedule to provide Buyer with written notice of Seller’s objection to such allocations, which notice shall include a statement indicating the items in the Allocation Schedule disputed and the basis in reasonable detail for its objections. If Seller does not provide written notice of its objection to the Allocation Schedule within such ten (10) day period, the Allocation Schedule shall become final (the “Final Purchase Price Allocation”). If Seller provides written notice of its objection to the Allocation Schedule within such ten (10) day period, Buyer and Seller shall negotiate in good faith to agree upon a revised allocation, and any such agreed upon allocation shall become the Final Purchase Price Allocation. If Buyer and Seller cannot agree upon a revised allocation within twenty (20) days following Seller’s written notice of its objection to the Allocation Schedule, then the items in dispute shall be submitted to the Neutral Accountants, and the Neutral Accountants’ decision on such disputed matters, together with any agreed upon matters, shall constitute the Final Purchase Price Allocation. Buyer and Seller shall use their commercially reasonable efforts to cause the Neutral Accountants to make its determination as promptly as possible and in any event within thirty (30) days after the Neutral Accountants has been retained, including, without limitation, by promptly complying with all reasonable requests for information, books, records and similar items (except to the extent privileged). The cost and expense of the Neutral Accountants for purposes of the foregoing dispute resolution shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. The Final Purchase Price Allocation shall be binding on Buyer and Seller. In the event that any subsequent adjustment to the Purchase Price occurs as a result of (i) any indemnity payments made pursuant to this Agreement, (ii) any adjustment to the amount of Assumed Liabilities or (iii) for any other reason, including the Net Working Capital adjustment, Buyer shall adjust the allocations under this Section 1.2(d) in such manner as it shall consider appropriate in its reasonable discretion and if Seller objects to such allocation, the Parties shall utilize the dispute mechanism set forth in this provision, as applicable.

(iii) The Final Purchase Price Allocation (and any adjustments thereto) shall be prepared in accordance with the rules under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). The Parties recognize that the Purchase Price and Assumed Liabilities do not include Buyer’s acquisition expenses and that Buyer will allocate such expenses appropriately. The Parties agree to act in accordance with the computations and allocations contained in the Final Purchase Price Allocation in any relevant Tax Returns or filings (including any forms or reports required to be filed pursuant to Section 1060 of the Code or any provisions of local, state and foreign law (“1060 Forms”)), and to cooperate in the preparation of any 1060 Forms and to file such 1060 Forms in the manner required by applicable law. Neither Buyer nor Seller shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with the Final Purchase Price Allocation unless required to do so by applicable law.

1.3 The Closing.

(a) Time and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Beacon Street, 31st Floor, Boston, Massachusetts 02108 or such other location as may be mutually agreed by the Parties, commencing at 10:00 a.m., local time, on the date that is two (2) Business Days after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties and other than satisfaction of those conditions that by their terms are to be satisfied or waived at Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents and the satisfaction or waiver of such conditions) have been satisfied or waived (the “Closing Date”). For purposes of this Agreement, a “Business Day” shall be any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed.

(b) Actions at the Closing. At the Closing:

(i) Seller shall deliver (or cause to be delivered) to Buyer the various certificates, instruments and documents required to be delivered under Section 5.2;

(ii) Buyer shall deliver (or cause to be delivered) to Seller the various certificates, instruments and documents required to be delivered under Section 5.3;

(iii) Seller and Buyer shall deliver (or cause to be delivered) to the other one or more executed Bills of Sale in substantially the form attached hereto as Exhibit D (the “Bill of Sale”);

(iv) Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Trademark Assignment in substantially the form attached hereto as Exhibit E (the “Trademark Assignment”);

(v) Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Patent License Agreement in substantially the form attached hereto as Exhibit F (the “Patent License Agreement”);

(vi) Buyer shall deliver to Seller one or more executed Assumption Agreements and such other instruments as Seller may reasonably request in order to effect the assignment to, and assumption by, Buyer of certain of the Acquired Assets and the Assumed Liabilities;

(vii) Seller shall deliver (or cause to be delivered) or otherwise make available (or cause to be made available) to Buyer the Records, including the corporate record books of Transferred Subsidiaries included within the Acquired Assets;

(viii) Seller shall deliver to Buyer executed non-solicitation agreements of those persons listed on Section 1.3(b)(viii) of the Disclosure Schedule in substantially the form attached hereto as Exhibit G (the “Executive Non-Solicitation Agreements”);

(ix) Seller shall deliver to Buyer an executed non-competition and non-solicitation agreement in substantially the form attached hereto as Exhibit H (the “Company Non-Competition and Non-Solicitation Agreement”);

(x) Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Transition Services Agreement in substantially the form attached hereto as Exhibit I (the “Transition Services Agreement”);

(xi) Seller shall deliver (or cause to be delivered) all share transfer agreements, stock certificates or other instruments evidencing equity interests in the Transferred Subsidiaries, or an affidavit of loss, as applicable, together with duly executed stock powers, transfer forms, instruments of assignment and other good and sufficient instruments of transfer, in form and substance reasonably satisfactory to Buyer, as Buyer may reasonably request to convey, assign, transfer and deliver to Buyer such equity interests in the Transferred Subsidiaries free and clear of Encumbrances (collectively, the “Share Transfer Documents”); provided, however that Seller shall not be required to deliver any such instruments with respect to the equity interests in Sycamore Networks (Shanghai) Co., Ltd. (“Sycamore Shanghai”) until such time as the requisite governmental approvals for the transfer of such equity interests have been obtained;

(xii) Seller shall deliver (or cause to be delivered) such other certificates, documents, instruments and writings as shall be reasonably requested by Buyer to effectively vest in Buyer title in and to the Acquired Assets, free and clear of all Encumbrances, in accordance with the provisions of this Agreement; and

(xiii) Buyer shall pay to Seller the Purchase Price in accordance with Section 1.2(a).

1.4 Consents to Assignment.

(a) Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to assign or transfer any asset, agreement, lease, authorization, license or Permit, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach or default thereof, would result in a violation of the rights of any such third party, would be ineffective, or would in any way adversely affect the rights of Seller or Buyer thereunder. Seller shall use commercially reasonable efforts to obtain the consent of such third party to the assignment to Buyer at the Closing of each Deferred Item (as defined below) in all cases in which such consent is or may be required for such assignment. Buyer will cooperate to the extent commercially reasonable with Seller in Seller’s efforts to obtain such consents. If such consent (a “Deferred Consent”) is not obtained prior to the Closing, then (a) the asset, agreement, lease, authorization, license or Permit to which such Deferred Consent relates (a “Deferred Item”) shall be withheld from sale pursuant to this Agreement without any reduction in the Purchase Price, (b) from and after the Closing, Seller and Buyer will use commercially reasonable efforts to cooperate with each other to obtain any such Deferred Consent with respect to a Designated Contract as soon as practicable after the Closing, provided that Seller shall not be required to make any payment or agree to any material undertakings in connection therewith, and (c) until any such Deferred Consent with respect to a Designated Contract is obtained, Seller and Buyer shall cooperate with each other in any lawful and commercially reasonable manner and, to the extent reasonable, enter into appropriate and reasonable alternative arrangements under which (i) Buyer would obtain the economic claims, rights and benefits, and (ii) Buyer shall assume any related Liability associated with the performance of the obligations of Seller under such Deferred Item, which arrangements shall include, without limitation, processes, procedures and protocols to ensure that (A) Seller (or its Affiliates) provides timely invoices to the third parties of Deferred Items with respect to a Designated Contract in accordance with payment schedules and terms and conditions of such Deferred Items, receives payment of such invoices from such third parties, and endorses and promptly pays to the order of Buyer payments received by Seller for the benefit of Buyer with respect to such Deferred Items and (B) Buyer makes payment to Seller to ensure timely payment of amounts owed to third parties of such Deferred Items in accordance with payments schedules and terms and conditions of such Deferred Items. If and to the extent that such arrangements cannot be made on terms and conditions acceptable to Seller and Buyer, Buyer shall have no obligation pursuant to Section 1.1(c) or otherwise with respect to any such Deferred Item or any Liability with respect thereto. After the Closing, Seller on the one hand, and Buyer on the other hand, shall take all actions (or shall cause its respective Affiliates to take all actions) reasonably requested by the other Party to effect the provisions of this Section 1.4. Notwithstanding the foregoing, it is hereby clarified that nothing contained herein shall require Buyer to waive the condition set forth in Section 5.2(f).

(b) Notwithstanding anything in this Agreement to the contrary, to the extent that the requisite governmental approvals for the transfer of Seller’s equity interest in Sycamore Shanghai have not been obtained prior to the Closing, until such time as the requisite governmental approvals are obtained and Seller’s equity interests in Sycamore Shanghai are transferred to Buyer, (i) Seller and Buyer shall use commercially reasonable efforts to obtain the requisite governmental approvals for the transfer of Seller’s equity interest in Sycamore Shanghai to Buyer or an Affiliate of Buyer, (ii) Seller shall operate Sycamore Shanghai for the benefit of Buyer, in accordance with Exhibit A of the Transition Services Agreement or as Buyer may otherwise reasonably instruct, in order that Buyer would obtain the economic claims, rights and benefits of the business of Sycamore Shanghai, and (iii) Buyer shall reimburse Seller, in accordance with the terms set forth in the Transition Services Agreement, for all (A) expenditures or expenses incurred in connection with the operation of the business of Sycamore Shanghai following the Closing in accordance with the budget for Sycamore Shanghai set forth on Section 1.4(b) of the Disclosure Schedule, with such changes as may be effected in consultation with, and the agreement of, Buyer or as may be required in accordance with applicable law or increases in costs resulting from the actions of any Governmental Entity and (B) Liabilities incurred in connection with the operation of the business of Sycamore Shanghai following the Closing. Buyer and Seller agree that in the event that the requisite governmental approvals for the transfer of Seller’s equity interest in Sycamore Shanghai to Buyer or an Affiliate of Buyer are not obtained prior to the twelve (12) month anniversary of the Closing, Buyer shall establish its own wholly foreign owned enterprise in China (the “New WFOE”) and Seller shall use commercially reasonable efforts to transfer, convey and assign, or cause to be transferred, conveyed and assigned, all of the assets of Sycamore Shanghai that are Acquired Assets to the New WFOE, to the extent allowed by applicable law, and Buyer shall assume all Assumed Liabilities related to Sycamore Shanghai. For the avoidance of doubt, the Acquired Assets and Assumed Liabilities of Sycamore Shanghai shall be included in the computation of Net Working Capital pursuant to Section 1.2(c) without regard to the ultimate timing of the transfer of the equity interests in, or the assets of, Sycamore Shanghai to Buyer or an Affiliate of Buyer.

(c) Seller shall have no ongoing obligations under this Section 1.4 to the extent any such obligation would be reasonably likely to prevent or delay any actions by Seller to liquidate and dissolve pursuant to Delaware law.

1.5 Further Assurances. At any time and from time to time after the Closing Date, as and when reasonably requested by any Party hereto and at such Party’s expense, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are necessary to evidence and effectuate the transactions contemplated by this Agreement. In furtherance of the foregoing, in the case of the Transferred Subsidiaries, Seller, at the request of Buyer, shall execute, acknowledge and deliver to Buyer or its Affiliates, as applicable, or shall cause to be executed, acknowledged and delivered to Buyer or its Affiliates, as applicable, without further consideration, all such further assignments, conveyances, instruments of transfer, stock powers, endorsements, deeds, powers of attorney, consents and other documents and take such other action as Buyer may reasonably request to transfer to and fully vest in Buyer or its Affiliates, as applicable, and protect Buyer’s or its Affiliate’s, as applicable, right, title and interest in and to the equity interests and capital stock and assets of the Transferred Subsidiaries. Seller shall have no obligations under this Section 1.5 to the extent any such obligation would be reasonably likely to prevent or delay any actions by Seller to liquidate and dissolve pursuant to Delaware law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as of the date hereof that, except as set forth in the disclosure schedule provided by Seller to Buyer (the “Disclosure Schedule”) and except as disclosed in the Seller SEC Documents:

2.1 Organization, Qualification and Corporate Power.

(a) Each of Seller and Sycamore Asia is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to conduct business under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the Business, makes such qualification necessary, except for any such failures to be qualified that would not reasonably be expected to result in a Business Material Adverse Effect (as defined below). Each of Seller and Sycamore Asia has all requisite corporate power and authority to carry on the Business as it is currently conducted and to own and use the properties now owned and used by it. For purposes of this Agreement, “Business Material Adverse Effect” means any change, effect or circumstance (any such item, an “Effect”) that (i) individually or in the aggregate has a materially adverse effect on the business, financial condition or results of operations of the Business or (ii) materially impairs the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that a “Business Material Adverse Effect” shall not include, either alone or in combination, any Effect resulting from or arising out of (A) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (1) the identity of Buyer or (2) any employee attrition or the loss, diminution or disruption of Seller’s business or relationships with existing or prospective clients, customers or suppliers, in each case to the extent resulting from the public announcement of this Agreement or the pendency of the transactions contemplated hereby, (B) any action taken by Seller at the written request of Buyer or with Buyer’s written consent, (C) changes in the Business’ industry or in markets generally, (D) changes affecting the national or international general economic, political, legal or regulatory conditions, (E) changes in laws, regulations or U.S. GAAP (or any interpretation of U.S. GAAP) applicable to the Business, or (F) national or international political conditions or instability, including the engagement by the United States in hostilities, whether or not pursuant to a declaration of emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other nation, except, in each of clauses (C) through (F) above, to the extent such changes have a materially disproportionate impact on the Business, taken as a whole, relative to other comparable businesses in the industry or markets in which the Business participates.

(b) For purposes of this Agreement, “Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question (i) owns or controls a majority of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which a majority of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

(c) Section 2.1(c) of the Disclosure Schedule sets forth the name of each Transferred Subsidiary, and, with respect to each Transferred Subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the number of shares of its authorized capital stock (or equity interests), the number and class of shares (or equity interests) thereof duly issued and outstanding, the names of all stockholders or other equity owners. Except for the Transferred Subsidiaries or as set forth on Section 2.1(c) of the Disclosure Schedule, Seller does not own, directly or indirectly, any Subsidiaries that participate in the conduct of the Business or which own any of the Acquired Assets. Each Transferred Subsidiary is a duly organized and validly existing corporation, partnership or other entity in good standing under the laws of the jurisdiction of its incorporation or organization (or such similar concepts applicable to Transferred Subsidiaries or Transferred Foreign Branches that are organized outside of the United States) and each Transferred Subsidiary and each Transferred Foreign Branch is duly qualified or authorized to do business as a foreign corporation, entity or business and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization (or such similar concepts applicable to Transferred Subsidiaries that are organized or doing business outside of the United States), except where the failure to be so qualified, authorized or in good standing has not had and would not reasonably be expected to have a Business Material Adverse Effect. Each Transferred Subsidiary has all requisite corporate or entity power and authority to own its properties and carry on its business as presently conducted. The outstanding shares of capital stock or equity interests of each Transferred Subsidiary are validly issued, fully paid and non-assessable (or comply with such similar concepts applicable to Transferred Subsidiaries that are organized outside of the United States) and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar right. All such shares or other equity interests represented as being owned by Seller or any Transferred Subsidiary are owned by them, and will be transferred to Buyer at the Closing, free and clear of any and all Encumbrances.

(d) With respect to each Transferred Subsidiary, there are (i) no other shares of capital stock, or other securities issued and outstanding or reserved for issuance, (ii) no rights to receive shares on a deferred basis or otherwise, (iii) no stock appreciation rights or other similar rights, (iv) no securities convertible into or exchangeable or exercisable for shares of capital stock, ownership interests, voting securities or other securities, (v) no agreements or other rights to acquire or subscribe from any such Transferred Subsidiary, and no obligation of any such Transferred Subsidiary to issue capital stock, voting securities or other ownership interests in or any securities convertible into or exchangeable for capital stock or other securities of any Transferred Subsidiary, and (vi) no agreements relating to the rights of Seller to vote or to dispose of (or cause to be voted or disposed of) any shares of the capital stock (or other securities) of any of the Transferred Subsidiaries. No bonds, debentures, notes or other indebtedness of any Transferred Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders may vote, are issued or outstanding. There are no rights or obligations, contingent or otherwise (including rights of first refusal of any Transferred Subsidiary), of any Transferred Subsidiary to repurchase, redeem or otherwise acquire any outstanding securities of any Transferred Subsidiary or to provide funds to or make any investment (in the form of loan, capital contribution or otherwise) in any Person. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which any Transferred Subsidiary is a party, or by which it or they are bound. There are no registration rights or other similar agreements, arrangements or understandings to which any Transferred Subsidiary is a party, or by which any such Transferred Subsidiary is bound, obligating any such Transferred Subsidiary with respect to its securities.

(e) All of the corporate books and records of the Transferred Subsidiaries and of each Transferred Foreign Branch, to the extent required by applicable law and/or by its certificate of incorporation or bylaws (or comparable governing documents) to the extent applicable, have been and are duly registered with all Governmental Entities requiring such registration and all publications were performed as and when required by applicable laws. The certificate of incorporation or bylaws (or comparable governing documents) and all amendments thereto of the Transferred Subsidiaries are duly registered with all Governmental Entities requiring such registration.

2.2 Title to Assets.

(a) Seller, Sycamore Asia and each Transferred Subsidiary, as applicable, has good, valid and marketable title to, a valid license to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Encumbrances. Upon the sale, conveyance, transfer, assignment and delivery of the Acquired Assets in accordance with this Agreement, Buyer will acquire good, valid and marketable title to, a valid license to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Encumbrances.

(b) Except for (a) cash or cash equivalents or similar type investments, bank accounts, certificates of deposit, Treasury bills, investments and other marketable securities related to the Business in Seller’s accounts immediately prior to Closing, (b) facilities (including internet bandwidth and furnishings), (c) commercially available “off-the-shelf” software licenses and licenses for Publicly Available Software, (d) executive, accounting/finance, marketing, legal, human resources, information technology and other services currently provided to the Business by Seller, (e) services provided to the Business by Business Employees to the extent such Business Employees do not become New Buyer Employees immediately after the Closing, (f) the domain names and websites listed on Sections 1.1(b)(iv)(D) and 9.4(b) of the Disclosure Schedule, (g) the assets set forth on Section 2.2(b) of the Disclosure Schedule and (h) Seller’s right to use the corporate names and business names listed on Section 9.4(b) of the Disclosure Schedule in the manner prescribed in Section 9.4, the Acquired Assets and Buyer’s access to the assets and rights contemplated to be provided under the Related Agreements, collectively, are adequate and sufficient for Buyer to conduct the Business immediately following the Closing in a manner substantially consistent in all material respects with the manner in which the Business was conducted in the ordinary course of business prior to the Closing. This Section 2.2(b) does not constitute a representation or warranty as to non-infringement, misappropriation or other violation of Third Party IP (which are covered exclusively in Sections 2.10(b), 2.10(c) and 2.10(d)).

(c) For purposes of this Agreement, “Encumbrance” means any charge, claim, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of first refusal, or any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership other than (i) Taxes, assessments and governmental charges or levies either not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Most Recent Statement of Net Assets in accordance with U.S. GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar liens that are not yet due and payable or that are being contested in good faith by appropriate proceedings and which would not result in a Business Material Adverse Effect; (iii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (iv) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Business or the Acquired Assets; (v) encumbrances which do not materially and adversely affect the use or operation of the property subject thereto; (vi) statutory or contractual liens of landlords under Leases pursuant to which Seller is a lessee and not in material default; (vii) liens arising solely by action of Buyer; (viii) licenses or sublicenses of the Business IP and (ix) those items set forth on Section 2.2(c) of the Disclosure Schedule.

2.3 Authority. Each of Seller and Sycamore Asia has, as applicable, all requisite corporate power and authority to execute and deliver (or cause to be executed and delivered) this Agreement and each of the Bills of Sale, the Assumption Agreement, the Company Non-Competition and Non-Solicitation Agreement, the Trademark Assignment, the Patent License Agreement, the Transition Services Agreement, the equity transfer contract with respect to the transfer of Sycamore Shanghai, in substantially the form attached hereto as Exhibit J (the “Equity Transfer Contract”), and any other agreements, certificates or documents to be delivered pursuant to this Agreement (collectively, with (i) the guarantee executed and delivered concurrently with the execution of this Agreement by Marlin Equity III, L.P., a Delaware limited partnership, and Marlin Executive Fund III, L.P., a Delaware limited partnership, to and in favor of Seller and (ii) the consent of C-III Asset Management LLC (the

“Landlord”) to the assignment of that certain lease listed on Section 2.3 of the Disclosure Schedule executed and delivered concurrently with the execution of this Agreement by the Landlord, Seller and Buyer (the “Consent Agreement”), the “Related Agreements”) and to perform its obligations hereunder and under each of the Related Agreements to which it is (or will be as of the Closing) a party. The execution and delivery by Seller and Sycamore Asia, as applicable, of this Agreement and each of the Related Agreements to which it is (or will be as of the Closing) a party, the performance by Seller or Sycamore Asia, as applicable, of its obligations hereunder and thereunder, and the consummation by Seller or Sycamore Asia, as applicable, of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller and Sycamore Asia, as applicable, and no other corporate or other proceedings or actions on the part of Seller or Sycamore Asia, as applicable, their respective boards of directors or shareholders are necessary therefor, except for the approval of the sale of the Acquired Assets to Buyer pursuant to this Agreement and the transactions contemplated hereby by the holders of a majority of the outstanding capital stock of Seller entitled to vote thereon (“Stockholder Approval”). There are no appraisal or dissenters rights under applicable law that are applicable to the execution, delivery and performance of this Agreement by Seller. This Agreement has been, and each Related Agreement to which it is (or will be at Closing) a party will be, duly and validly executed and delivered by Seller and Sycamore Asia, as applicable, and, assuming this Agreement and each of the Related Agreements to which Buyer is (or will be at Closing) a party, constitutes the valid and binding obligation of Buyer, constitutes (or will constitute) valid and binding obligations of Seller and Sycamore Asia, as applicable, enforceable against Seller and Sycamore Asia, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. No state takeover, business combination statute or similar statute or regulation applies to, purports to apply or will apply to this Agreement, any of the Related Agreements or the transactions contemplated hereby and/or thereby.

2.4 Non-contravention. Except as set forth in Section 2.4 of the Disclosure Schedule, neither the execution and delivery of this Agreement by Seller or Sycamore Asia or any of the Related Agreements to which Seller or Sycamore Asia, as applicable, is (or will be at Closing) a party, nor the consummation by Seller of the transactions contemplated hereby or by the Related Agreements, will:

(a) conflict with or violate any provision of the charter or bylaws or other organizational documents of Seller, Sycamore Asia or any Transferred Subsidiary;

(b) require on the part of Seller, Sycamore Asia or any Transferred Subsidiary any filing with, notice to, or any Permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), except for (i) compliance by Seller with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, as amended (the “HSR Act”) and (ii) any other filings, notices, Permits, authorizations, consents or approvals the absence of which would not reasonably be expected to have a Business Material Adverse Effect;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, right of first offer or refusal, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, Permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Encumbrance to which Seller, Sycamore Asia or any Transferred Subsidiary is a party or by which Seller is bound or to which any of its respective assets is subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver that would not reasonably be expected to have a Business Material Adverse Effect; or

(d) conflict with or violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, Seller, Sycamore Asia, any Transferred Subsidiary or any of or their respective properties or assets.

2.5 Financial Statements. Seller has provided to Buyer copies of the unaudited consolidated statement of net assets of the Business at July 31, 2011 and July 31, 2012 and the consolidated statement of operating profit or loss of the Business for the fiscal year ended July 31, 2012 (collectively, the “Unaudited Financial Statements”). The consolidated statement of net assets at July 31, 2012 is referred to as the “Most Recent Statement of Net Assets” and the date of such Most Recent Statement of Net Assets, July 31, 2012, is referred to herein as the “Statement of Net Assets Date”. Except as set forth on Section 2.5 of the Disclosure Schedule, the accounts supporting such Unaudited Financial Statements have been compiled in accordance with U.S. GAAP and fairly present, in all material respects, the net assets of the Business at July 31, 2012 and the consolidated operating profit or loss of the Business in accordance with the basis of presentation set forth on Section 2.5 of the Disclosure Schedule and do not include footnotes.

2.6 Absence of Certain Changes. Except as contemplated by this Agreement, since the Statement of Net Assets Date and through the date hereof, there has not occurred a Business Material Adverse Effect. Except as contemplated by this Agreement or listed on Section 2.6 of the Disclosure Schedule, since the Statement of Net Assets Date and through the date hereof, (i) the Business has been conducted in all material respects in the ordinary course of business and (ii) none of Seller, Sycamore Asia or any Transferred Subsidiary has taken any of the following actions:

(a) sold, assigned or transferred any material portion of the Acquired Assets other than (i) in the ordinary course of business or (ii) sales or other dispositions of obsolete or excess equipment or other assets not used in the Business;

(b) cancelled any indebtedness other than in the ordinary course of business, or waived or provided a release of any rights of material value to the Business or the Acquired Assets;

(c) except as required by law, granted any rights to severance benefits, “stay pay”, termination pay or transaction bonus to any employee of the Business or increased benefits payable or potentially payable to any such employee of the Business under any previously existing severance benefits, “stay-pay”, termination pay or transaction bonus arrangements (in each case, other than grants or increases for which Buyer will not be obligated following the Closing);

(d) except in the ordinary course of business, made any capital expenditures or commitments therefor with respect to the Business in an amount in excess of $50,000 in the aggregate;

(e) acquired any entity or business (whether by the acquisition of stock, the acquisition of assets, merger or otherwise), other than acquisitions that have not or will not become integrated into the Business;

(f) amended the terms of any existing Acquired Benefit Plan, except (i) as required by law, (ii) in a manner substantially consistent with the past practices of the Business or (iii) in any manner that would not reasonably be expected to result in a material Liability of Buyer;

(g) changed the Tax or accounting principles, methods or practices of the Business, except in each case to conform to changes in U.S. GAAP or applicable local generally accepted accounting principles;

(h) amended, cancelled (or received notice of future cancellation of) or terminated any Designated Contract which is not in the ordinary course of business;

(i) materially increased the salary or other compensation payable by Seller to any Business Employees, or declared or paid, or committed to declare or pay, any bonus or other additional payment to Business Employees or consultants, other than (A) payments for which Buyer shall not be liable after Closing, (B) customary compensation increases and (C) bonus awards or payments under existing bonus plans and arrangements awarded to Business Employees which have been awarded or paid in the ordinary course of business;

(j) failed to make any material payments on Designated Contracts or material licenses or Permits on a reasonably current basis as and when due (except where contested in good faith or cured by Seller) under the terms of such Designated Contracts or material licenses or Permits;

(k) suffered any material damage, destruction or loss relating to the Business or the Acquired Assets, whether or not covered by insurance;

(l) incurred any material claims relating to the Business or the Acquired Assets not covered by applicable policies of liability insurance within the maximum insurable limits of such policies;

(m) mortgaged, sold, assigned, transferred, pledged or otherwise placed an Encumbrance on any Acquired Asset, except in the ordinary course of business or except as otherwise set forth herein;

(n) transferred, granted, licensed, assigned, terminated or otherwise disposed of, modified, changed or cancelled any material rights or obligations with respect to any of the Business IP, except in the ordinary course of business; or

(o) entered into any agreement or commitment to take any of the actions set forth in paragraphs (a) through (n) of this Section 2.6.

2.7 Undisclosed Liabilities. Neither the Business nor the Assumed Liabilities include any Liabilities, except for (a) Liabilities shown on the Most Recent Statement of Net Assets, (b) Liabilities which have arisen since the date of the Most Recent Statement of Net Assets in the ordinary course of business, or (c) Liabilities not required to be set forth on a balance sheet in accordance with U.S. GAAP.

2.8 Tax Matters.

(a) Seller and Sycamore Asia (each with respect to the Business and the Non-Stock Assets) and each Transferred Subsidiary has filed or had filed on its behalf all material Tax Returns (as defined below) that it was required to file (separately or as part of a consolidated, combined or unitary group) with respect to the Business and all such Tax Returns were correct and complete in all material respects. Seller, Sycamore Asia and each Transferred Subsidiary has paid (or had paid on its behalf) all material Taxes that are due, whether or not shown to be due on any such Tax Returns. All material Taxes that Seller, Sycamore Asia or any Transferred Subsidiary, is or was required by law and pursuant to this Agreement to withhold or collect and that were or are due have been duly withheld or collected and, have been paid or will be paid to the proper Governmental Entity. There are no Encumbrances with respect to the Acquired Assets for Taxes. For purposes of this Agreement, “Taxes” means all taxes, including income, gross receipts, capital gain, ad valorem, value-added, goods and services, excise, real property, personal property, sales, use, transfer, withholding, employment and franchise taxes or other similar charges imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof. For purposes of this Agreement, “Tax Returns” means all reports, returns, declarations, statements, forms or other information required to be supplied to a Governmental Entity in connection with Taxes including TD F 9022.1.

(b) Except as set forth in Section 2.8(b) of the Disclosure Schedule, there are no audits, actions, claims or disputes or examinations on going for any Transferred Subsidiary, and no Transferred Subsidiary has received notice in writing of the intention to undertake such activity.

(c) Seller has made available to Buyer correct and complete copies of all material income Tax Returns filed by each Transferred Subsidiary after August 1, 2009 and all Internal Revenue Service forms 5471 filed for tax years beginning on or after August 1, 2009 with respect to any Transferred Subsidiary.

(d) No claim has been made by any Governmental Entity in a jurisdiction in which the Transferred Subsidiaries have not filed Tax Returns that any of them is or may be subject to income taxation by that jurisdiction.

(e) None of the Transferred Subsidiaries has entered into an agreement with a Tax authority with respect to taxation.

(f) None of the Transferred Subsidiaries has engaged in the conduct of a trade or business in the United States.

(g) Except as set forth in Section 2.8(g) of the Disclosure Schedule, Buyer will not have any inclusion after Closing pursuant to Section 951 of the Code with respect to income earned prior to Closing, and none of the Transferred Subsidiaries holds an investment in U.S. property as defined for purposes of Section 956 of the Code.

(h) Each of the Transferred Subsidiaries that is not formed under the laws of the United States, or one of the 50 states or the District of Columbia (a “Non-U.S. Transferred Subsidiary”) has been since its inception an association taxable as a corporation for U.S. federal income tax purposes.

(i) None of the Transferred Subsidiaries has any liability under Treasury Regulations Section 1.1502-6 (or any similar law) for Taxes of another Person.

(j) There are no Encumbrances on any of the Non-Stock Assets or any of the Transferred Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(k) None of the Transferred Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) None of the Transferred Subsidiaries is a party to a Tax allocation or sharing agreement.

(m) Except as set forth in Section 2.8(m) of the Disclosure Schedule, none of the Transferred Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any installment sale or open transaction made on or prior to the Closing Date, a prepaid amount received on or prior to the Closing Date, or an election under Section 108(i) of the Code.

(n) None of Seller, Sycamore Asia, or any Transferred Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(o) None of Seller, Sycamore Asia, or any Transferred Subsidiary is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

2.9 Real Property.

(a) The Acquired Assets do not include any owned real property.

(b) Section 2.9(b) of the Disclosure Schedule completely and accurately lists all leases and subleases of real property (“Leased Real Property”), including the Real Estate Leases, used by or held for use by Seller, Sycamore Asia or any Transferred Subsidiary in connection with the Business (the “Leases”). The Leases are valid, binding and enforceable against Seller, Sycamore Asia or any Transferred Subsidiary in accordance with their respective terms, and there does not exist under any such Lease any material default by Seller, Sycamore Asia or any Transferred Subsidiary or, to Seller’s knowledge, as of the date hereof, by any other Person (as defined below), or any event that, with notice or lapse of time or both, would constitute a default by Seller, Sycamore Asia or any Transferred Subsidiary or, to Seller’s knowledge, as of the date hereof, by any other Person. Seller has delivered or otherwise made available to Buyer complete and accurate copies of all Leases. All rent and other charges currently due and payable under the Leases have been paid. Seller, Sycamore Asia or one of the Transferred Subsidiaries is the holder(s) of the lessee’s interest under the Leases and has neither assigned the Leases nor subleased all or any portion of the premises leased thereunder. For purposes of this Agreement, the term “Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, estate, trust, association, unincorporated organization, other form of entity, of whatever nature, or Governmental Entity.

(c) To Seller’s knowledge, as of the date hereof, neither the whole nor any portion of the Leased Real Property, is subject to any order to be sold or are being condemned, expropriated or otherwise taken by any Governmental Entity.

(d) The current use of the Leased Real Property in the Business and any improvements made by Seller, Sycamore Asia or any Transferred Subsidiary to the buildings thereon does not, violate any of the material provisions of any applicable Lease or, to the knowledge of Seller as of the date hereof, any of the restrictive covenants affecting the Leased Real Property.

2.10 Intellectual Property.

(a) Section 2.10(a) of the Disclosure Schedule lists all registrations and applications for registration owned by Seller, Sycamore Asia or the Transferred Subsidiaries contained within the Business IP (“Registered Business IP”).

(b) Neither the use and practice of the material Business IP as currently used and practiced in the Business nor the operation of the Business as presently conducted infringes or misappropriates any rights in patents, trademarks, service marks, copyrights, trade secrets or other intellectual property of any third party (“Third Party IP”). With the exception of Sections 2.10(c) and 2.10(d), this Section 2.10(b) constitutes the only representation and warranty of Seller with respect to any actual or alleged infringement, misappropriation or other violation of any Third Party IP.

(c) Seller, Sycamore Asia and its Transferred Subsidiaries own, or are licensed or otherwise possess the rights, title and interest, free and clear of any and all Encumbrances, to the Business IP and to use all material Third Party IP that is necessary for the operation of the Business as currently conducted.

(d) As of the date hereof, there are no pending or, to the knowledge of Seller, threatened claims or demands against or written communications to Seller, Sycamore Asia or any Transferred Subsidiary alleging that any aspect of the use or practice of the Business IP or the operation of the Business as currently conducted infringes or misappropriates the rights of others in or to any Third Party IP, or challenging the validity, enforceability, use or ownership of any Business IP.

(e) Other than the Assigned Contracts and confidentiality agreements entered into in the ordinary course of business, none of Seller, Sycamore Asia or any Transferred Subsidiary has granted to any third party any material license, ownership interest or right to the use of any of the Business IP.

(f) There are no settlements, governmental consents or governmental contracts, judgments or governmental orders entered into by Seller, Sycamore Asia or any Transferred Subsidiary or imposed upon Seller, Sycamore Asia or any Transferred Subsidiary that restrict Seller’s, Sycamore Asia’s or any Transferred Subsidiary’s rights to use any Business IP or permit any third parties to use any Business IP.

(g) To the knowledge of Seller, as of the date hereof, there is no, nor has there been any, infringement or misappropriation by any third party of any material Business IP, and, as of the date hereof, no such claims are pending or threatened by Seller, Sycamore Asia or any Transferred Subsidiary against any Person with respect to the material Business IP.

(h) Seller, Sycamore Asia and each Transferred Subsidiary has taken commercially reasonable steps to maintain and continue the confidentiality of its trade secrets and confidential information used in the Business, including the use of written agreements, and, to Seller’s knowledge, there has been no misappropriation of any of such trade secrets or confidential information. To Seller’s knowledge, no employee, officer, director, consultant or advisor of Seller, Sycamore Asia or of any Transferred Subsidiary is in violation of any material term of any employment contract or any other contract or agreement, or any restrictive covenant, relating to the right to use confidential information of others.

(i) As of the date hereof, all Registered Business IP has been duly maintained and has not been cancelled, allowed to expire, surrendered, or abandoned, and payment of all applicable maintenance fees for such Registered Business IP has been made and is current, except as would not have a Business Material Adverse Effect.

(j) Except as set forth on Section 2.10(j) of the Disclosure Schedule, each Person who has or had access to any trade secrets or confidential information contained in the material Business IP has signed an agreement requiring such Person to keep such information confidential. Each Person who has developed or is or was involved in the development of any material Business IP owned by Seller, Sycamore Asia or any Transferred Subsidiary has signed an agreement confirming that either Seller, Sycamore Asia or a Transferred Subsidiary, as applicable, owns such owned Business IP, which Seller or such Transferred Subsidiary does not already own by operation of law or otherwise.

(k) Seller, Sycamore Asia or any Transferred Subsidiary, as applicable, has secured valid written assignments from all consultants and employees who contributed to the creation or development of any material Business IP owned by Seller, Sycamore Asia or any Transferred Subsidiary and of the rights to such contributions, which Seller, Sycamore Asia or such Transferred Subsidiary does not already own by operation of law or otherwise.

(l) To the knowledge of Seller, all registrations contained within the material Business IP are valid, subsisting and enforceable.

(m) To the knowledge of Seller, Seller, Sycamore Asia or a Transferred Subsidiary owns or has a valid and enforceable right to use all material Business IP in the Business.

(n) To the knowledge of Seller, except as set forth in Section 2.10(n) of the Disclosure Schedule, no Publicly Available Software has been used by Seller, Sycamore Asia or any of the Transferred Subsidiaries (or otherwise used in, used with, or used to develop any software used in the Business) in a manner that would require as a condition of use or otherwise Seller, Sycamore Asia or any such Transferred Subsidiary to disclose, license, distribute or otherwise make available any material source code included in the Business IP owned or purported to be owned by Seller, Sycamore Asia or such Transferred Subsidiary or grant licenses to make derivative works or other modifications to such source code. “Publicly Available Software” means any software that (i) contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software, or pursuant to similar licensing and distribution models; and (ii) requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; or (C) be redistributable at no or minimal charge.

(o) Seller is, as of the date hereof, the exclusive owner of all right, title and interest in all of the Licensed Patents (as defined in the Patent License Agreement) that are to be licensed to Buyer under the Patent License Agreement.

(p) The Licensed Patents (as defined in the Patent License Agreement) that are to be licensed to Buyer under the Patent License Agreement are free and clear from any and all Encumbrances that would prevent, to any degree, Seller from granting an effective license to Buyer under the Patent License Agreement to all of the Licensed Patents.

(q) Seller has not, as of the date hereof, granted any exclusive license to any of the Licensed Patents (as defined in the Patent License Agreement) that are to be licensed to Buyer under the Patent License Agreement.

2.11 Contracts.

(a) Except as set forth in Section 2.11 of the Disclosure Schedule or for agreements entered into with the consent of Buyer pursuant to Section 4.2(b), the Acquired Assets do not include, any:

(i) agreement for the lease of personal property from or to third parties relating to the Business providing for lease payments the remaining unpaid balance of which is in excess of $50,000, other than (A) purchase orders relating to the supply of goods and services to the Business in the ordinary course of business, (B) agreements executed in the ordinary course of business and (C) agreements that can be terminated by Seller, Sycamore Asia or any Transferred Subsidiary, as applicable, on sixty (60) or fewer days’ notice without payment by Seller, Sycamore Asia or any Transferred Subsidiary of any penalty;

(ii) agreement (or group of related written agreements) relating to the Business for the purchase of products or services to Seller, Sycamore Asia or any Transferred Subsidiary under which the undelivered balance of such products and services is in excess of $50,000 annually, other than (A) purchase orders relating to the supply of goods and services to the Business in the ordinary course of business and (B) any such contracts and agreements that can be terminated by either Seller, Sycamore Asia or any Transferred Subsidiary, as applicable, on sixty (60) or fewer days’ notice without payment by Seller, Sycamore Asia or any Transferred Subsidiary of any penalty;

(iii) agreement establishing a partnership or joint venture relating to the Business;

(iv) agreement (or group of related agreements) under which Seller has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness the outstanding balance of which is more than $50,000 or under which it has imposed an Encumbrance on any of the Acquired Assets, tangible or intangible, relating to the Business, except for any Encumbrances relating to any capitalized lease financing;

(v) agreement that prohibits the Business from freely engaging in business anywhere in the world in any material respect or which grants to any Person any exclusivity to any geographic territory, any customer, or any product or service relating to the Business;

(vi) agreement for the employment or engagement in connection with the Business by the Seller or any of its Subsidiaries of any individual on a full time or part-time employment or consulting basis providing base annual compensation at a rate in excess of $100,000 during the fiscal year ended July 31, 2012;

(vii) severance, “stay pay”, termination or transaction bonus agreement with any officer or other employee of the Business;

(viii) agreement for the sale of any Acquired Asset which involves minimum required payments to be made to Seller, Sycamore Asia, any Transferred Subsidiary or any Affiliate (as defined below) thereof in excess of $50,000, other than (A) agreements for the sale of goods and services entered into in the ordinary course of business and (B) any agreements that can be terminated by Seller, Sycamore Asia or any Transferred Subsidiary, as applicable, on sixty (60) or fewer days’ notice without payment by Seller, Sycamore Asia or any Transferred Subsidiary of any penalty;

(ix) agreement entered into in the past five (5) years for the acquisition by Seller, Sycamore Asia or any Transferred Subsidiary of any operating business or the capital stock, partnership interests or other equity interests of any other Person, other than acquisitions by Seller or any Transferred Subsidiary that have not or will not become integrated into the Business;

(x) agreement or commitment with any labor union or works council of Seller, Sycamore Asia or any Transferred Subsidiary relating to the Business;

(xi) agreement or commitment relating to capital expenditures involving future payments in excess of $50,000 relating to the Business;

(xii) material licenses, franchises, distributorship or other agreements or commitments relating to any Person’s rights to any Business IP (other than the Assigned Contracts, commercially available “off the shelf” software licenses, licenses for Publicly Available Software, end-user licenses, non-disclosure agreements and work-for-hire agreements);

(xiii) any material license, royalty or other agreement concerning intellectual property rights relating to the Business other than the Assigned Contracts, commercially available “off the shelf” software licenses, licenses for Publicly Available Software, end-user licenses, non-disclosure agreements and work-for-hire agreements);

(xiv) material agreements with any Governmental Entity relating to the Business; and

(xv) any other agreement or commitment on the part of Seller, Sycamore Asia or any Transferred Subsidiary relating to the Business, the failure to fulfill which would be reasonably likely to have a Business Material Adverse Effect.

(b) Seller has made available to Buyer a correct and complete copy of each agreement (as amended to date) listed in Section 2.11 of the Disclosure Schedule (the “Designated Contracts”). Each Designated Contract is a legal, valid, binding and enforceable obligation of Seller, Sycamore Asia or a Transferred Subsidiary, as applicable, and, to Seller’s knowledge, of each other party thereto (except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for equitable defenses), and there exists no material default of Seller, Sycamore Asia or any Transferred Subsidiary, or, to Seller’s knowledge, as of the date hereof, any other party thereto.

(c) For purposes of this Agreement, the term “Affiliate” shall have the meaning assigned to it in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.12 Litigation. Section 2.12 of the Disclosure Schedule lists as of the date hereof each claim, complaint, action, suit, proceeding, hearing or investigation pending in any Governmental Entity or before any arbitrator relating to the Acquired Assets or the Business, this Agreement or the transactions contemplated hereby or thereby (but excluding any claim, complaint, action, suit, proceeding, hearing or investigation relating to any Excluded Asset) or, to Seller’s knowledge, which has been threatened in writing as of the date hereof against Seller, Sycamore Asia or any Transferred Subsidiary in relation to the Acquired Assets or the Business.

2.13 Labor Matters. None of Seller, Sycamore Asia or any Transferred Subsidiary is a party to, or bound by, any collective bargaining agreement relating to the Business. None of Seller, Sycamore Asia or any Transferred

Subsidiary has, with respect to the Business, experienced since January 1, 2011 (a) any material strikes, grievances, claims of unfair labor practices or other collective bargaining disputes or (b) any mass layoff or plant closures under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or comparable foreign, state or local law or ordinance (collectively, “WARN”). Section 2.13 of the Disclosure Schedule contains a list of all employees or former employees of Seller, Sycamore Asia and Transferred Subsidiaries who have suffered an “employment loss” (as defined in the regulations under WARN) during the 90-day period preceding the date hereof at each “single site of employment” (as defined in the regulations under WARN) included in the Business, and the date of such employment loss and applicable site of employment for each such Person. Seller shall update this list up to and including the Closing Date.

2.14 Employee Benefits.

(a) Section 2.14(a) of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans (as defined below) that are either (i) maintained, or contributed to by any Transferred Subsidiary or (ii) maintained, or contributed to by Seller or any ERISA Affiliate (as defined below) and under which any current or former employees or service providers of the Business have a present or future right to benefits and that are related to the Business (the “Business Benefit Plans”). For purposes of this Agreement, “Employee Benefit Plan” means (x) any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) other than a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (y) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (z) any other written or oral plan, agreement, arrangement, policy or practice involving direct or indirect compensation or employee benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation. For purposes of this Agreement, “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes Seller, Sycamore Asia or any Transferred Subsidiary. Seller has provided Buyer with a description of the Business Benefit Plans in the form provided to new hires.

(b) The Acquired Benefit Plans have been established and administered in all material respects in accordance with its terms and in compliance with all applicable laws, and Seller, Sycamore Asia and each Transferred Subsidiary has met its obligations with respect to such Acquired Benefit Plans in all material respects. No Transferred Subsidiary or any ERISA Affiliate is a party to, contributes or is obligated to contribute to any Multiemployer Plan or to any plan covered by Title IV of ERISA. Neither Sycamore Asia nor any Transferred Subsidiary has any obligation to provide or make available post-employment welfare benefits or welfare benefit coverage for any current or former employee of the Business under the Acquired Benefit Plans, other than health coverage required to be continued under Section 4980B of the Code or other applicable laws paid at the expense of the employee or former employee.

(c) Seller has made available to Buyer with respect to each Acquired Benefit Plan, a true, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) the most recent documents constituting the Acquired Benefit Plan and all amendments thereto; (ii) any related trust agreement or other funding instrument; (iii) the most recent summary plan description and summary of material modifications; and (iv) any other documents reasonably requested by Buyer.

(d) With respect to any Acquired Benefit Plan, other than routine claims for benefits, there are no pending, or the knowledge of Seller, threatened liens, lawsuits or complaints to or by any Person or Governmental Entity against such Acquired Benefit Plan or Seller. Sycamore Asia or any Transferred Subsidiary, or, to the knowledge of Seller, against any other Person or Party. To the knowledge of Seller, no individual who has performed services for the Business has been improperly excluded from participation in any Acquired Benefit Plan.

(e) All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of the Acquired Benefit Plans, or in accordance with applicable law.

2.15 Legal Compliance.

(a) Seller, Sycamore Asia and each Transferred Subsidiary is, with respect to the Business, in compliance in all material respects with all applicable laws of any federal, state or foreign government, or any Governmental Entity, currently in effect with respect to the Business or the Acquired Assets. As of the date hereof, none of Seller, Sycamore Asia or any Transferred Subsidiary is a party to, or is subject to, non-compliance proceedings or the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity.

(b) Other than as set forth on Section 2.15(b) of the Disclosure Schedule, none of the Acquired Assets or Transferred Subsidiaries are under the supervision or control of the customs officials of the People’s Republic of China or Japan or the jurisdictions of respective Transferred Subsidiaries and all customs duties, import and value added Taxes and other charges with respect thereto have been paid, except, in each case, as would not reasonably be expected to have a Business Material Adverse Effect.

2.16 Permits. Section 2.16 of the Disclosure Schedule lists as of the date hereof all material permits, licenses, franchises and other authorizations of any Governmental Entity possessed by or granted to Seller, Sycamore Asia or any Transferred Subsidiary, as applicable in connection with the Business (collectively, the “Permits”). Except as set forth on Section 2.16 of the Disclosure Schedule, as of the date hereof, (a) none of Seller, Sycamore Asia or any Transferred Subsidiary is in violation of or default under any Permit used in the Business or operations as presently conducted and (b) no Permit will be revoked, terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement and the Related Agreements, except, in each of the foregoing cases, as would not reasonably be expected to have a Business Material Adverse Effect.

2.17 Business Relationships with Affiliates. Section 2.17 of the Disclosure Schedule lists any agreements with respect to the Business whereby any Affiliate of Seller, Sycamore Asia or a Transferred Subsidiary directly or indirectly (a) owns (or has any interest in) any property or right, tangible or intangible, which is used in the Business, (b) has any claim or cause of action against the Business, or (c) owes any money to, or is owed any money by, the Business other than ordinary compensation, director fees, and routine reimbursement of expenses or advances to employees in accordance with its past practices in the ordinary course of the Business.

2.18 Brokers’ Fees. Other than fees to be paid by Seller to Blackstone Advisors Partners L.P., none of Seller, Sycamore Asia or any Transferred Subsidiary has any Liability to pay any fees, payments or commissions to any broker, finder or other third party acting in a similar capacity with respect to the transactions contemplated by this Agreement, and no broker, finder or other third party acting in a similar capacity has taken any action on which a claim for any such fees, payments or commissions could be based.

2.19 Environmental Matters. The Business, the Transferred Subsidiaries and the Acquired Assets are in compliance in all material respects with all applicable Environmental Laws. There are no claims, proceedings, investigations or actions by any Governmental Entity or other Person pending or, to the knowledge of Seller, threatened in writing in connection with the operation of the Business, the Transferred Subsidiaries or the Acquired Assets, under any applicable Environmental Law. For the purposes of this Agreement, “Environmental Law” means any applicable law, regulation, rule, order or judgment of any Governmental Entity or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. “Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

2.20 Other Representations Regarding Assets.

(a) Accounts Receivable. The Accounts Receivable reflected on the Most Recent Statement of Net Assets and the Accounts Receivable arising after the date thereof (i) have arisen, or will arise, in the ordinary course of business consistent with Seller’s past practices, (ii) represent, or will represent, as the case may be, bona fide valid obligations due to Seller, Sycamore Asia, or any Transferred Subsidiary, and (iii) other than as set forth in Section 2.20(a) of the Disclosure Schedule, such Accounts Receivable are not, or will not be, as the case may be, subject to any deductions, discounts or offset rights. Buyer acknowledges and agrees that inclusion of Accounts Receivables on the Most Recent Statement of Net Assets, on the Estimated Closing Statement of Net Assets, Final Statement of Net Assets or in any other document is not a guarantee of collectability.

(b) Equipment. The items of Equipment and all other tangible property included in the Acquired Assets that are reasonably necessary for the conduct of the Business are in good working order and fit for their intended use in all material respects, subject to reasonable wear and tear in light of the age and usage thereof.

(c) Prepaid and Accrued Expenses. Except as set forth in Section 2.20(c) of the Disclosure Schedule, all prepaid expenses and accrued expenses reflected in the Most Recent Statement of Net Assets and arising after the date thereof have been incurred in the ordinary course of business.

2.21 Customers. Section 2.21 of the Disclosure Schedule sets forth, for the fiscal year ended July 31, 2012 a true and complete list of the ten (10) largest customers (by dollar volume of sales) of the Business (each a “Significant Customer”). Except as set forth in Section 2.21 of the Disclosure Schedule, none of Seller, Sycamore Asia or any Transferred Subsidiary has received, as of the date hereof, any written notice that any Significant Customer has terminated, defaulted on (in any material respect and beyond any applicable notice and cure period) or, to Seller’s knowledge, indicated in writing an intention or plan to terminate any Designated Contract with Seller, Sycamore Asia or any Transferred Subsidiary, as applicable, pursuant to which all or a material part of the purchases of goods from Seller, Sycamore Asia or a Transferred Subsidiary have historically been made by a Significant Customer. Except as set forth in Section 2.21 of the Disclosure Schedule, none of Seller, Sycamore Asia or any Transferred Subsidiary has granted any discounts or promised any rebates, under whatever form, to any of its customers within the past twelve (12) months other than in the ordinary course of business.

2.22 Suppliers. Section 2.22 of the Disclosure Schedule sets forth, for the fiscal year ended July 31, 2012 a true and complete list of the ten (10) largest suppliers, contractors and subcontractors of the Business (the “Largest Suppliers”) based on the aggregate value of raw materials, supplies, merchandise and other goods and services ordered by Seller, Sycamore Asia or any Transferred Subsidiary from such suppliers, contractors and subcontractors during the 12-month period ended July 31, 2012. None of Seller, Sycamore Asia or any Transferred Subsidiary has received, as of the date hereof, any written notice that any of its Largest Suppliers will not continue to sell raw materials, supplies, merchandise and other goods and services to Seller, Sycamore Asia or any Transferred Subsidiary on terms and conditions substantially the same as those set forth in contracts with respect to its current sales to Seller, Sycamore Asia or a Transferred Subsidiary, as applicable, subject to general and customary price increases. As of the date hereof, none of the Largest Suppliers has given Seller, Sycamore Asia or any Transferred Subsidiary written notice of the termination or any material change in the terms of its business relationship with Seller, Sycamore Asia or any Transferred Subsidiary, as applicable.

2.23 Insurance. Seller, Sycamore Asia and each Transferred Subsidiary presently has in effect, all errors and omissions insurance policies, and all other insurance policies, required by applicable law in connection with the operation of the Business. Set forth on Section 2.23 of the Disclosure Schedule is a true and complete list of each insurance policy (including policies providing property, casualty, liability, errors and omissions, and workers compensation coverage) to which Seller has been a party that relates to the Business, the named insured, additional insured(s) or otherwise the beneficiary of coverage as of the date hereof. Each such policy is legal, valid, binding, enforceable in accordance with its terms, and in full force and effect and all premiums due thereunder have been paid, and no written notice of cancellation or termination has been received by Seller as of the date hereof with respect to such policies, except for any such failures to be legal, valid, binding and enforceable or notices of cancellation or termination that would not reasonably be expected to result in material uninsured risk.

2.24 Product Warranty and Product Liability.

(a) Except as set forth in Section 2.24(a) of the Disclosure Schedule, as of the date hereof, there are no pending, or to the knowledge of Seller, threatened claims for (i) product returns or (ii) warranty obligations, in each case, other than in the ordinary course of business, that are material to the Business. Except as set forth on Section 2.24(a) of the Disclosure Schedule, none of Seller, Sycamore Asia or any Transferred Subsidiary has made any express or implied warranties other than in the ordinary course of business with respect to products sold or distributed by Seller, Sycamore Asia or any Transferred Subsidiary in connection with the Business (other than passing on warranties made by the manufacturers thereof).

(b) The products of Seller, Sycamore Asia or a Transferred Subsidiary, as applicable, relating to the Business are free from known significant defects and, to Seller’s knowledge, conform in all material respects to the specifications, documentation and sample demonstration furnished to the customers of Seller, Sycamore Asia or a Transferred Subsidiary, as applicable relating to the Business and made available to Buyer.

2.25 Absence of Sensitive Payments. Since August 1, 2010, none of Seller, Sycamore Asia or any Transferred Subsidiary, or any stockholder, director, agent, employee or officer of Seller, Sycamore Asia or any Transferred Subsidiary, or to Seller’s knowledge, any other Person associated with or acting for or on behalf of Seller, Sycamore Asia or any Transferred Subsidiary, has directly or indirectly: (a) made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, regardless of form, in violation of applicable law (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions, or for special concessions already obtained, or in respect of Seller, Sycamore Asia or any Transferred Subsidiary or any of their Affiliates; or (b) established or maintained any fund or asset of Seller, Sycamore Asia or any Transferred Subsidiary relating to the Business that has not been recorded in the Records of Seller.

2.26 SEC Reports; Seller Disclosure Documents.

(a) Seller has filed with or furnished to the Securities Exchange Commission (“SEC”) each report, statement, schedule, form, prospectus or other document or filing required by applicable law to be filed or furnished at or prior to the time so required since August 1, 2010 (such documents, together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the “Seller SEC Documents”). No Subsidiary of Seller is required to file or furnish any report, statement, schedule, form, prospectus or other document with, or make any other filing with, or furnish any other material to, the SEC.

(b) As of its filing date (and as of the date of any amendment), each Seller SEC Document complied, and each such Seller SEC Document filed subsequent to the date hereof will comply, as to form and substance, in all material respects, with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Seller SEC Document filed pursuant to the Exchange Act did not, and each such Seller SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (provided that Seller makes no representation or warranty with respect to information furnished in writing by Buyer for inclusion or use in any such Seller SEC Documents). As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Seller SEC Documents.

(d) Seller has established and maintains, and to its knowledge has had in place since August 1, 2010, a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Seller’s financial reporting and the preparation of its financial statements for external purposes in accordance with U.S. GAAP. Seller has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to Seller’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal control over financial reporting. Since August 1, 2010 and through the date hereof, any material change in internal control over financial reporting or failure or inadequacy of disclosure controls required to be disclosed in any Seller SEC Documents has been so disclosed.

(e) Since August 1, 2010, Seller is, and has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder. There are no outstanding loans or other extensions of credit made by Seller or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Seller.

(f) Each document required to be filed by Seller with the SEC or required to be distributed or otherwise disseminated to Seller’s stockholders in connection with the transactions contemplated by this Agreement (the “Seller Disclosure Documents”), including (a) the proxy statement of Seller, form of proxy card, letter to stockholders and notice of meeting (the “Proxy Statement”), as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of Seller and at the time such stockholders vote on the approval of this Agreement and the transactions contemplated hereby, and (b) any Seller Disclosure Document (other than the Proxy Statement), at the time of the filing of such Seller Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 2.26 will not apply to statements or omissions included or omitted in the Seller Disclosure Documents based upon information furnished to Seller in writing by Buyer specifically for use therein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof that:

3.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation.

3.2 Authorization of Transaction. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and each of the Related Agreements to which Buyer is (or will be as of the Closing) a party and to perform its obligations hereunder and under each of the Related Agreements to which it is (or will be as of the Closing) a party. The execution and delivery by Buyer of this Agreement and each of the Related Agreements to which it is (or will be as of the Closing) a party and the performance by Buyer of this Agreement and its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been, and each Related Agreement to which it is (or will be at Closing) a party will be, duly and validly executed and delivered by Buyer and, assuming this Agreement and each of the Related Agreements constitutes the valid and binding obligation of Seller or its applicable Subsidiary, as the case may be, constitutes (or will constitute) a valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3 Noncontravention. Neither the execution and delivery of this Agreement by Buyer or any of the Related Agreements to which Buyer is (or will be at Closing) a party, nor the consummation by Buyer of the transactions contemplated hereby or by the Related Agreements, will:

(a) conflict with or violate any provision of the charter or bylaws of Buyer;

(b) require on the part of Buyer any filing with, notice to, or Permit, authorization, consent or approval of, any Governmental Entity, except for (i) compliance by Buyer with the applicable requirements of the HSR Act and (ii) any other filings, notices, Permits, authorizations, consents or approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of Buyer or on the ability of Buyer to consummate the transactions contemplated by this Agreement (a “Buyer Material Adverse Effect”);

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, Permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Encumbrance to which Buyer is a party or by which Buyer is bound or to which any of its assets are subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver which would not reasonably be expected to result in a Buyer Material Adverse Effect; or

(d) conflict with or violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, Buyer or any of its properties or assets.

3.4 Broker’s Fees. Buyer has no Liability to pay any fees, payments or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement, and no broker, finder, agent or other Person has taken any action on which a claim for any such fees, payments or commissions could be based.

3.5 Litigation. There are no actions, suits, claims or legal, administrative or arbitral proceedings pending against, or, to Buyer’s knowledge, threatened against, Buyer which would adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

3.6 Financing. Buyer has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the transactions contemplated by this Agreement and to fulfill its obligations hereunder, and at the Closing will have sufficient cash to enable it to make payments to Seller of the Purchase Price and any other payments required at Closing in connection with the transactions contemplated by this Agreement (“Financing”).

3.7 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Buyer shall be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent Liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, Buyer shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1 Efforts. Each of the Parties shall use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to satisfy the conditions to Closing set forth herein and to consummate the transactions contemplated by this Agreement and the Related Agreements, including to obtain all waivers, Permits, consents, approvals or other authorizations from Governmental Entities, to effect all registrations, filings and notices with or to Governmental Entities and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement and the Related Agreements, including, without limitation, any necessary registrations of capital stock and equity interests of Transferred Subsidiaries.

4.2 Operation of Business.

(a) Except as contemplated by this Agreement, during the period from the date of this Agreement until the Closing Date, Seller shall use commercially reasonable efforts, and shall cause its Subsidiaries to use commercially reasonable efforts, to preserve the Business and conduct the operations of the Business in the ordinary course, pay its debts, Taxes and license fees with respect to the Business when due, pay or perform other obligations with respect to the Business when due, and use commercially reasonable efforts consistent with past practice and policies to preserve intact their present business organization, the Business and the Acquired Assets and notify Buyer of any material loss, damage or destruction thereof, and preserve Seller’s and its Subsidiaries’, relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with Seller or any Subsidiary to the extent such relationships relate to the Business.

(b) Without limiting the generality of the foregoing, Seller shall not, and shall cause its Subsidiaries not to, as it relates to the Business except as (1) specifically contemplated by this Agreement, (2) set forth in Section 4.2(b) of the Disclosure Schedule or (3) consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) sell, lease, license, abandon or otherwise dispose of or encumber any material assets used in the Business, except inventory in the ordinary course of the Business or as contemplated hereby;

(ii) change, amend or restate the charter, certificate of formation or incorporation, limited partnership agreement, operating agreement or bylaws (or other comparable organizational or governing documents) of Seller or any Transferred Subsidiary;

(iii) authorize for issuance, issue, sell or deliver or agree or commit to issue, sell or deliver (A) any capital stock of, or other equity or voting interest in, any Transferred Subsidiary or Sycamore Asia or (B) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire either (1) any capital stock of, or other equity or voting interest in, any Transferred Subsidiary or Sycamore Asia or (2) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, any Transferred Subsidiary or Sycamore Asia;

(iv) revalue any of the Acquired Assets, including without limitation writing down the value of inventory or writing off notes or Accounts Receivable other than in the ordinary course of the Business and consistent with past practice;

(v) fail to collect the Accounts Receivable for the Business in the ordinary course of the Business and consistent with past practice;

(vi) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities;

(vii) make any loans or advances to any other Person, other than routine advances to employees in accordance with its past practices in the ordinary course of the Business;

(viii) incur any material Liability relating to the Business for interest bearing indebtedness other than Excluded Liabilities, guarantee the obligations of others, or indemnify others;

(ix)(A) make any material Tax election not required by law that would have a continuing effect on any Transferred Subsidiary following the Closing Date or result in an increased Tax liability of Buyer or (B) settle or compromise any Tax liability for which Buyer is responsible under Section 6.2(c);

(x) except as is required in accordance with applicable law or U.S. GAAP, make any material change in the Business’ methods, principles and practices of accounting;

(xi) fail to pay in the ordinary course consistent with past practice all material payables and other material Liabilities when due;

(xii) engage in any material transaction not in the ordinary course of business;

(xiii) make capital expenditures at levels, in the aggregate, in excess of $100,000; and

(xiv) enter into, extend, materially modify, terminate or renew any Designated Contract (or any contract that would be a Designated Contract if entered into prior to the date hereof) or Real Estate Lease relating to the Business, except in the ordinary course of the Business;

(xv) materially increase or materially enhance the compensation or benefits of the Business Employees, including severance pay or bonus payments other than in the ordinary course of the Business, as required by applicable law or pursuant to the terms of any contract as in effect on the date hereof, other than commitments required under any existing Employee Benefit Plan as such plan has been amended or modified though the date hereof;

(xvi) make any change in the key management structure of the Business as set forth on Section 4.2(b)(xvi) of the Disclosure Schedule, including without limitation the hiring of additional officers or the termination of existing officers for the Business, except for terminations for cause and replacements for such terminated employees following consultation with Buyer regarding such replacements and employees who resign in the ordinary course of the Business;

(xvii) adopt, enter into or amend in any material respect any Employee Benefit Plan covering employees of the Business, except for any such amendment as may be required to comply with applicable laws and regulations;

(xviii) fail to maintain in all material respects the Acquired Benefit Plans covering employees of the Business in accordance with applicable laws and regulations;

(xix) fail to maintain material insurance policies currently maintained by the Business unless replacement policies with at least similar coverage areas and amounts are procured;

(xx) fail to use commercially reasonable efforts to maintain the Acquired Assets, as a whole, in substantially their current state of repair, excepting normal wear and tear, or fail to replace consistent with Seller’s past practices inoperable, worn-out or obsolete or destroyed Acquired Assets that are used in the ordinary course of the Business;

(xxi) fail to comply with all laws and regulations applicable to the Acquired Assets and the Business, the failure to comply with which would have a Business Material Adverse Effect;

(xxii) terminate or fail to maintain or renew any material Permits;

(xxiii) dispose of or permit to lapse any material Business IP, except in the ordinary course of business;

(xxiv) willingly do any other act, or omit to take any action, which would knowingly cause any representation or warranty of Seller in this Agreement to be or become untrue in any material respect; or

(xxv) enter into any agreement, or otherwise become obligated, to do any action prohibited under clauses (i) – (xxiv) of this Section 4.2(b).

4.3 Access. Prior to the Closing Date, Seller shall keep Buyer informed of all material developments relevant to the Business and its ability to consummate the transactions contemplated hereby. From the date hereof until Closing, subject to compliance with applicable laws and regulations, and contractual obligations of Seller regarding proprietary information of third parties, Seller shall permit (or cause to be permitted) the representatives of Buyer at Buyer’s expense to have reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal business operations of the Business or other businesses of Seller or its Affiliates) to the premises, properties, financial and accounting records, contracts, and other records and documents, of or pertaining to the Business for reasonable business purposes. Buyer acknowledges that it remains bound by the Nondisclosure Agreement, dated May 2, 2012, entered into between an Affiliate of Buyer and Seller (the “Confidentiality Agreement”). Prior to the Closing, Buyer and its representatives shall not contact or communicate with the employees, customers and suppliers of Seller, any Transferred Subsidiary or any of their respective Affiliates in connection with the transactions contemplated by this Agreement without the prior written consent of Seller.

4.4 Elimination of Intercompany Items and Removal of Excluded Assets.

(a) Effective as of the Closing, all payables, receivables, liabilities and other obligations between the Business, on the one hand, and each of Seller, Seller’s Affiliates and the Transferred Subsidiaries, on the other hand, shall be eliminated.

(b) Seller shall use commercially reasonable efforts to take, or cause to be taken, at its sole cost and expense and without any liability to Buyer, and at Seller’s risk of loss, any and all actions necessary or appropriate to remove, transfer, and assign from the Transferred Subsidiaries any and all assets and Liabilities that constitute Excluded Assets or Excluded Liabilities, as applicable. All such Excluded Assets and Excluded Liabilities shall be removed and transferred by Seller from the Transferred Subsidiaries as soon as practicable, but in any event within seven (7) months, following the consummation of the transfer of shares of the respective Transferred Subsidiary to the Buyer or an Affiliate of Buyer, as applicable. For the avoidance of doubt, any assets or Liabilities that constitute Excluded Assets or Excluded Liabilities, as applicable, will not become assets of, or Liabilities assumed by, Buyer by virtue of the fact that such assets and Liabilities remain in a Transferred Subsidiary following Closing pending Seller’s removal, transfer or assignment of such assets and Liabilities from the Transferred Subsidiaries.

4.5 Governmental Approvals and Consents.

(a) Each Party hereto shall, as promptly as possible, (i) make, or cause or be made, at the expense of Seller, all filings and submissions (including those under the HSR Act, if required) required under any law, regulation or rule applicable to such Party or any of its Affiliates; and (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the Related Agreements and the performance of its obligations pursuant to this Agreement and the Related Agreements. Each Party shall cooperate with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any consents, authorizations, orders and approvals required by this Section 4.5.

(b) Seller shall use commercially reasonable efforts to (i) assist Buyer in obtaining the authorizations or clearances set forth on Section 4.5(b)(i) of the Disclosure Schedule, and (ii) give all notices to, and obtain all consents from, all third parties that are set forth on Section 4.5(b)(ii) of the Disclosure Schedule. On or prior to the Closing, Buyer shall deliver to the Landlord an irrevocable letter of credit in favor of the Landlord, from Silicon Valley Bank or another bank acceptable to the Landlord, containing the terms and provisions set forth in the Consent Agreement and in the form of Exhibit K attached hereto, which letter of credit shall be effective as of the Closing. Buyer shall not withdraw or cancel the letter of credit prior to the Closing or take any other action which would cause the Consent Agreement not to be in full force and effect as of the Closing. Notwithstanding the foregoing, Buyer may immediately withdraw or cancel the letter of credit in favor of the Landlord upon termination of this Agreement pursuant to Section 7.1 of this Agreement.

(c) To the extent practicable under applicable law or regulation, all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either Party before any Governmental Entity or the staff or regulators of any Governmental Entity, in connection with the transactions contemplated hereunder shall be disclosed to the other Party hereunder in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. To the extent permitted by applicable law or regulation, each Party shall give notice to the other Party with respect to any meeting, discussion, appearance or contact with any Governmental Entity or the staff or regulators of any Governmental Entity, with such notice being sufficient to provide the other Party with the opportunity to attend and participate in such meeting, discussion, appearance or contact if permitted by applicable law or regulation.

4.6 Notices of Certain Events. From the date hereof until the Closing, Seller and Buyer shall promptly notify the other Party of any of the following after gaining knowledge thereof:

(a) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would prevent the satisfaction by it of a condition in Section 5.2(a) or 5.3(a), as applicable, prior to the Outside Date;

(b) the occurrence of any change, condition or event that has had or would reasonably be expected to have a Business Material Adverse Effect or Buyer Material Adverse Effect, as applicable;

(c) any material failure by such Party to comply with in any material respect any covenant or agreement to be complied with by it hereunder, which failure to comply with such covenant or agreement would prevent the satisfaction by it of a condition in Section 5.2(b) or 5.3(b), as applicable, prior to the Outside Date.

4.7 Cooperation with Financing. In the event Buyer wishes to obtain Financing from a lender, Seller agrees to use its commercially reasonable efforts to provide such assistance and cooperation with the Financing as Buyer and its Affiliates may reasonably request; provided, however that Seller’s compliance with this Section 4.7 shall in no way affect Buyer’s obligations under this Agreement.

4.8 Proxy Statement; Special Meeting.

(a) Seller shall, in accordance with Delaware law and Seller’s charter and bylaws, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholder Meeting”) as promptly as practicable after the date hereof, for the purpose of obtaining the Stockholder Approval. Seller shall use commercially reasonable efforts to solicit from its stockholders proxies for the purposes of obtaining the Stockholder Approval and to secure such Stockholder Approval in accordance with Delaware law and Seller’s charter and bylaws.

(b) As promptly as practicable after the date hereof (and in any event within twenty-three (23) calendar days), Seller shall prepare and file with the SEC a preliminary Proxy Statement with the SEC to be used in connection with the solicitation of proxies at the Stockholder Meeting. Seller and Buyer shall use commercially reasonable efforts to respond to any comments of the SEC and its staff and Seller shall use its commercially reasonable efforts to file a definitive Proxy Statement as soon as practicable following resolution of any SEC comments and mail to its stockholders the Proxy Statement and all other proxy materials for such Stockholder Meeting. If necessary in order to comply with applicable securities laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies. Subject to Section 4.9, to the extent permitted by applicable law, the board of directors of Seller (the “Board of Directors”) shall recommend that the stockholders of Seller vote in favor of approval of the sale of the Acquired Assets pursuant to this Agreement and the transaction contemplated hereby (“Board Recommendation”) and shall include such recommendation in the Proxy Statement; provided, however, that the Board of Directors may fail to make, or withdraw, modify or change such recommendation, and shall not be required to include such recommendation in the Proxy Statement, if it shall have determined in good faith, after consultation with its outside counsel, that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under Delaware law. Without limiting the generality of the foregoing, unless this Agreement is otherwise terminated in accordance with its terms, the approval of the sale of the Acquired Assets pursuant to this Agreement and the transactions contemplated hereby shall be submitted to Seller’s stockholders at the Stockholder Meeting whether or not any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to Seller.

(c) Buyer shall furnish all information concerning Buyer, as may be reasonably requested in connection with the preparation and filing with the SEC of the Proxy Statement so as to comply with applicable law. Buyer and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement before such document (or any amendment or supplement thereto) is filed with the SEC, and Seller shall consider in such document any comments reasonably and timely proposed by Buyer and its counsel. Seller shall (i) as promptly as practicable after receipt thereof, provide Buyer and its counsel with copies of any written comments, and advise Buyer and its counsel of any comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (ii) provide Buyer and its counsel a reasonable opportunity to review Seller’s proposed response to such comments, and (iii) consider for inclusion in Seller’s written response to such comments any input reasonably and timely proposed by Buyer and its counsel.

4.9 No Solicitation.

(a) Except as expressly permitted by this Section 4.9, Seller shall cease, and shall cause its Subsidiaries to cease, immediately any existing discussions or negotiations regarding any Acquisition Proposal, other than the transactions contemplated by this Agreement with Buyer in regard to the Business. With respect to any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with whom such discussions or negotiations have been terminated, Seller shall instruct such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any non-public information furnished by or on behalf of Seller.

(b) From and after the date of this Agreement and until the termination of this Agreement in accordance with Article VII, Seller shall not, and shall cause its Subsidiaries not to, and shall cause its respective officers, directors, employees and representatives not to, directly or indirectly (i) solicit, initiate, seek or knowingly encourage (including by way of furnishing non-public information regarding Seller or any of its Subsidiaries) or facilitate, any inquiries, proposals or offers from any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than Buyer and its Affiliates) that constitute, or could reasonably be expected to result in an Acquisition Proposal, (ii) participate in any discussions or negotiations (including by way of furnishing non-public information concerning Seller or the Business) with any third party (other than Buyer, its Affiliates and their representatives and Seller’s representatives) relating to, or which Seller believes would reasonably be likely to lead to an Acquisition Proposal, or (iii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any contract or agreement in principle relating to an Acquisition Proposal or enter into any contract or agreement in principle requiring Seller to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.

(c) Notwithstanding anything to the contrary in Section 4.9, following the date of this Agreement until the date of the Stockholder Meeting at which the Stockholder Approval is obtained (“End Date”), if Seller or any of its Subsidiaries or any of their respective officers, directors, employees or representatives receives an Acquisition Proposal from any Person, which Acquisition Proposal was made or renewed on or after the date of this Agreement but prior to the End Date and that did not result from breach of Section 4.9(b), (i) Seller may contact and engage in discussions with such Person solely for the purpose of clarifying such Acquisition Proposal and any material terms and conditions thereof so as to determine whether such Acquisition Proposal is, or could reasonably be expected to result in a Superior Proposal; or (ii) Seller or its representatives may, if the Board of Directors determines in good faith (after consultation with its independent financial advisor and outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and that such Acquisition Proposal constitutes, or is reasonably expected to result in, a Superior Proposal, then Seller and its representatives may (A) furnish, pursuant to a confidentiality agreement similar to that entered into with Buyer (with respect to the confidentiality provisions contained therein), information with respect to Seller and the Business to the Person making such Acquisition Proposal; provided that Seller shall promptly provide to Buyer any non-public information concerning Seller or the Business that is provided to any Person given such access which was not previously provided to Buyer or its representatives and (B) participate in discussions or negotiations regarding such Acquisition Proposal.

(d) Seller shall promptly (and in any event within two (2) Business Days after receipt), notify Buyer in writing of the receipt of any Acquisition Proposal, any inquiries relating to an Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or continued with, either Seller or its representatives concerning an Acquisition Proposal. Seller’s notice shall include (i) a copy of any Acquisition Proposal made in writing and other written materials provided by such Person to Seller or any of its Subsidiaries or any of their respective representatives or (ii) a written summary of the material terms of such Acquisition Proposal, inquiry or request, including the identity of the Person or group of Persons making the Acquisition Proposal, inquiry or request to the extent such information is not contained in the written materials provided to Buyer. Seller shall keep Buyer reasonably informed in all respects on a timely basis (and in any event no later than two (2) Business Days of the occurrence of any significant changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations. None of Seller or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information to Buyer. To the extent that Seller has entered into any confidentiality agreement prior to the date hereof that would prevent Seller from providing information to Buyer that Seller would otherwise be required to provide to Buyer pursuant to the terms of this Section 4.9(d), Seller shall use its reasonable best efforts prior to engaging in any discussion or provision of information regarding an Acquisition Proposal, to obtain a waiver of such confidentiality agreement to enable Seller to provide such information to Buyer in accordance with the terms of this Section 4.9(d).

(e) Subject to Section 4.8(b), neither the Board of Directors nor any committee thereof shall (i) fail to make, withdraw, modify or qualify in a manner adverse to Buyer the Board Recommendation, (ii) approve or recommend, or publicly propose to approve or recommend, to the stockholders of Seller, an Acquisition

Proposal, (iii) if a tender offer or exchange offer for shares of capital stock of Seller that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Seller stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof, (iv) terminate, amend, waive, or exempt any Person or group from, the restrictions contained in any standstill agreements or any takeover laws or otherwise cause any such restrictions therein not to apply (other than to the extent the Board of Directors determines in good faith, after consultation with outside counsel, that the failure to take any of such actions under this clause would be inconsistent with the directors’ fiduciary duties under Delaware law and is necessary to facilitate an Acquisition Proposal in compliance with Section 4.9(c)), (v) approve, authorize or permit or allow Seller to enter into any letter of intent, asset purchase agreement, merger or acquisition agreement or any similar agreement, arrangement or understanding with respect to any Acquisition Proposal (other than an acceptable confidentiality agreement permitted under Section 4.9(c)) or (vi) resolve, propose to a third party or agree to take any of the foregoing actions (any of the foregoing, an “Adverse Recommendation Change”); provided, however, if the Board of Directors determines in good faith, after consultation with outside counsel and its independent financial advisor, that a written Acquisition Proposal received by Seller in compliance with Section 4.9(c) constitutes a Superior Proposal, the Board of Directors may (A) make an Adverse Recommendation Change subject to compliance with this Section 4.9(e); and/or (B) upon termination of this Agreement in accordance with Section 7.1, approve and enter into an agreement relating to a Superior Proposal, but, in either case, subject to the satisfaction of the following: (w) Seller shall have provided prior written notice to Buyer, at least three (3) Business Days in advance, of its or the Board of Directors’ intention to take such actions, which notice shall specify the reasons therefor and the material terms of the Acquisition Proposal received by Seller that constitutes a Superior Proposal, including a copy of the relevant proposed transaction agreements with, and the identity of, the party making the Acquisition Proposal; (x) after providing such notice and prior to taking such actions, Seller shall, and shall cause its representatives to, negotiate with Buyer in good faith (to the extent Buyer desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; (y) Buyer and its financial and legal advisors shall be permitted to make a presentation to the Board of Directors regarding this Agreement and any adjustments thereto (to the extent Buyer desires to make such a presentation), and (z) the Board of Directors shall have considered in good faith any changes to this Agreement and the Related Agreements that may be offered in writing by Buyer by 11:59 PM Eastern Time on the third Business Day of such three (3) Business Day period in a manner that would form a binding contract (including the complete form of definitive acquisition agreement executed on behalf of Buyer and all exhibits and other attachments thereto, and subject only to acceptance by Seller by countersignature on behalf of Seller and those conditions set forth therein) if accepted by Seller and shall have determined in good faith after consultation with outside counsel and independent financial advisors that the Acquisition Proposal received by Seller has not been withdrawn and continues to constitute a Superior Proposal if such changes offered in writing by Buyer were given effect. In the event of any material revisions to the Superior Proposal (it being agreed that material revisions shall include any change in the purchase price, form of consideration, transaction timing, transaction financing or transaction structure for such Superior Proposal), Seller shall be required to deliver a new written notice to Buyer pursuant to the foregoing clause (w) and to comply again with the requirements of this Section 4.9(e) with respect to such new written notice.

(f) For purposes of this Agreement, an “Acquisition Proposal” means any inquiry, offer or proposal, or any indication of interest in making an offer or proposal made by a Person or group, in a single transaction or series of related transactions, which is structured (i) to permit such Person or group to acquire beneficial ownership of (A) 20% or more of the consolidated assets of Seller with respect to the Business, or to which more than 20% of Seller’s revenues on a consolidated basis are attributable with respect to the Business, or (B) 20% or more of the combined voting securities of Seller, (ii) as any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the combined voting securities of Seller, (iii) as a merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller or any of its Subsidiaries in which the other party thereto or its stockholders will own

20% or more of the combined voting securities of the parent entity resulting from any such transaction, or (iv) as any combination of the foregoing types of transactions if the sum of percentage of the consolidated assets, consolidated revenues attributable to the Business and Seller’s voting securities involved is more than 20%; in each case other than transactions contemplated by this Agreement; provided, however, that in no event shall an Acquisition Proposal include any inquiry, offer or proposal, or any indication of interest (i) solely with respect to the sale or other disposition or acquisition of the Excluded Assets or any asset exclusively related to the IQstream Business or (ii) with respect to any sale or other disposition, individually or in the aggregate, of products or services of the Business in the ordinary course of business. For purposes of this Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal that (x) is on terms that the Board of Directors determines (after consultation with its outside counsel and independent financial advisor) are more beneficial and favorable to Seller’s stockholders from the financial point of view, taking into account all of the legal, financial (including the financing terms of such proposal), regulatory and other aspects of such Acquisition Proposal (including the likelihood and timing of consummation thereof) and this Agreement (including any changes in the terms of this Agreement committed to by Buyer to Seller in writing in response to such Acquisition Proposal or otherwise), and (y) which the Board of Directors has determined in its good faith judgment (after consultation with Seller’s outside counsel and independent financial advisor and after taking into account all legal, financial (including the financing terms of such proposal), regulatory and other aspects of the proposal) is reasonably likely to be consummated (if accepted), except that the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

Nothing contained in this Section 4.9 shall prohibit Seller from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act if, in the good faith judgment of the Board of Directors, failure so to disclose would be inconsistent with its obligations under applicable law (after consultation with its outside legal counsel); provided, however, that neither the Board of Directors nor any committee thereof shall recommend that the stockholders approve or recommend any Acquisition Proposal unless the applicable requirements of Section 4.9(c) shall have been satisfied. In addition, it is understood and agreed that, for purposes of this Agreement, any disclosure other than a “stop, look and listen” or similar communication by the Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to its stockholders in favor of the approval of this Agreement and the transactions contemplated hereby shall be deemed to be an Adverse Recommendation Change.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions to the Obligations of Each Party. The respective obligations of Buyer and Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Buyer or Seller, as appropriate, at or before the Closing Date, of each of the following conditions:

(a) no judgment, order, decree, stipulation or injunction by any Governmental Entity shall be in effect which prevents consummation of any of the transactions contemplated by this Agreement, and no action, suit or proceeding shall be pending by or before any Governmental Entity which would reasonably be expected to result in a judgment, order, decree, stipulation or injunction that would cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(b) no statute, rule or regulation shall have been enacted, promulgated or deemed applicable to the transactions contemplated hereby that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal;

(c) approvals of the Governmental Entities set forth in Section 5.1(c) of the Disclosure Schedule shall have been obtained;

(d) all waiting periods under the HSR Act, if applicable with respect to the transactions contemplated by this Agreement or other applicable waiting period (or any extension thereof), filings or approvals under the applicable antitrust laws to consummate the transactions contemplated hereby shall have expired, been terminated, been made or been obtained;

(e) Seller shall have obtained the Stockholder Approval; and

(f) the Consent Agreement shall remain in full force and effect.

5.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by Buyer) of the following conditions:

(a) (i) each of the Fundamental Representations of Seller set forth in Article II shall be true and correct at and as of the Closing Date as if made as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, in which case, as of such other date); and (ii) the other representations and warranties of Seller set forth in Article II shall be true and correct at and as of the Closing Date as if made as of the Closing Date (disregarding all qualifications and exceptions as to materiality or Business Material Adverse Effect contained therein), except (x) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (y) below), and (y) for failures of the representations and warranties to be true and correct as to matters that would not reasonably be expected to result in a Business Material Adverse Effect;

(b) Seller shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement and the Related Agreements as of or prior to the Closing;

(c) Seller shall have delivered to Buyer a certificate of a duly authorized officer to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.2 is satisfied;

(d) Seller shall have delivered to Buyer a certificate of non-foreign status in form and substance consistent with Treasury Regulations Section 1.1445-2(b)(2);

(e) Buyer shall have received all of the items required to be delivered (or caused to be delivered) by Seller to Buyer pursuant to Section 1.3(b);

(f) Seller shall have delivered (or caused to be delivered) to Buyer all Share Transfer Documents;

(g) The written employment agreements entered into on or prior to the date of this Agreement set forth on Section 5.2(g) of the Disclosure Schedule between Buyer (or one of its Affiliates) and certain New Buyer Employees shall remain in full force and effect, other than as a result of Buyer’s or its Affiliates’ breach or termination of such agreement or on account of death or disability; and

(h) Since the date of this Agreement, there shall not have occurred a Business Material Adverse Effect.

5.3 Conditions to Obligations of Seller. The obligation of Seller to consummate (or cause to be consummated) the transactions to be consummated at the Closing are subject to the satisfaction (or waiver by Seller) of the following conditions:

(a) (i) each of the Fundamental Representations of Buyer set forth in Article III shall be true and correct at and as of the Closing Date as if made as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, in which case, as of such other date); and (ii) the other representations and warranties of Buyer set forth in Article III shall be true and correct at and as of the Closing Date as if made as of the Closing Date, except (x) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (y) below), and (y) for failures of the representations and warranties to be true and correct as to matters that would not reasonably be expected to materially impede Buyer’s ability to consummate the transactions contemplated by this Agreement;

(b) Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with by it under this Agreement and the Related Agreements as of or prior to the Closing;

(c) Buyer shall have delivered to Seller a certificate of a duly authorized officer to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.3 is satisfied; and

(d) Seller shall have received all of the items required to be delivered to it by Buyer pursuant to Section 1.3(b).

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by Seller. Subject to the terms and conditions of this Article VI, from and after the Closing, Seller shall indemnify Buyer and its Subsidiaries and their respective officers, directors, shareholders, members, partners and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnified Parties”) in respect of, and hold the Buyer Indemnified Parties harmless against, any and all claims, judgments, causes of action, losses, debts, obligations, Taxes and other liabilities, monetary damages, fines, penalties, costs, interest and expenses, including costs of investigation, defense and settlement, and reasonable attorneys’ fees and expenses (collectively, “Damages”) incurred as a result or arising out of:

(a) any (i) breach of any representation or warranty of Seller contained in Article II of this Agreement or the certificate of Seller delivered at the Closing pursuant to Section 5.2(c) or (ii) failure to perform any covenant or agreement of Seller or any Subsidiary, as applicable, contained in this Agreement or Related Agreements;

(b) Seller’s and its Affiliates failure, fully or timely, to pay, satisfy or perform the Excluded Liabilities; or

(c) any Tax imposed on or relating to Non-Stock Assets or on any of the Transferred Subsidiaries with respect to any taxable period or portion thereof ending on or before the Closing Date, including any corporate income or capital gain Tax resulting from the transfer of Sycamore Shanghai.

6.2 Indemnification by Buyer. Subject to the terms and conditions of this Article VI, from and after the Closing, Buyer shall indemnify Seller and its Subsidiaries and their respective officers, directors, shareholders, members, partners and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) in respect of, and hold the Seller Indemnified Parties harmless against, any and all Damages incurred as a result or arising out of:

(a) any (i) breach of any representation or warranty of Buyer contained in Article III of this Agreement or the certificate of Buyer delivered at the Closing pursuant to Section 5.3(c) or (ii) failure to perform any covenant or agreement of Buyer contained in this Agreement or Related Agreements; or

(b) Buyer’s and its Affiliates failure, fully or timely, to pay, satisfy or perform the Assumed Liabilities; or

(c) any Tax imposed on or related to Non-Stock Assets or on any of the Transferred Subsidiaries with respect to any Post-Closing Tax Period.

6.3 Claims for Indemnification.

(a) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against an Indemnified Party shall be made in accordance with the following procedures. A Person entitled to indemnification under this Article VI (an “Indemnified Party”) shall give prompt written notification to the Person from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the written assertion of any such claim by a third party, provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party has been materially prejudiced thereby, and then only to such extent. Within thirty (30) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding or claim; provided, that prior to the Indemnifying Party assuming control of such defense, it shall provide reasonable assurance to Indemnified Party of its financial ability to bear the cost of prosecuting such action, suit, proceeding or claim. If the Indemnifying Party does not assume control of such defense in accordance with the terms hereof, the Indemnified Party shall control such defense. The Party not controlling such defense may participate therein at its own expense; provided, that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered Damages for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any Liability on the Indemnified Party, or any matters with respect to Taxes, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Indemnifying Party and the Indemnified Party shall direct their respective counsel to reasonably cooperate with the other.

(b) Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI which is not subject to Section 6.3(a) shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) which contains (i) a description and, if then known, the amount (the “Claimed Amount”) of any Damages incurred by the Indemnified Party or the method of computation of the amount of such claim of any Damages, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article VI and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages (including wire instructions if payment is requested to be made by wire transfer). Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (A) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer), or (C) contest that the Indemnified Party is entitled to receive any of the Claimed Amount including the reasons therefor. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within sixty (60) days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 10.13.

6.4 Survival.

(a) The representations and warranties of Seller and Buyer set forth in this Agreement and the certificates delivered at Closing pursuant to Sections 5.2(c) and 5.3(c) shall survive the Closing for a period of nine (9) months, except as otherwise set forth in this Section 6.4. All such representations and warranties shall expire on the nine-month anniversary of the Closing Date, except for the representations and warranties of Seller contained in Sections 2.1, 2.2 (other than Section 2.2(b)), 2.3, 2.8 and 2.18 and of Buyer contained in Sections 3.1 and 3.2, (collectively, the “Fundamental Representations”), each of which shall survive the Closing until the twelve-month anniversary of the Closing Date.

(b) None of the covenants (other than Section 6.1(c)) or other agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing and each such surviving covenant and agreement shall survive the Closing only until the expiration of the term of the undertaking set forth in such agreement and covenant.

(c) No Party shall have any Liability of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof; provided, however, any valid claim that is properly asserted in writing pursuant to Section 6.3 prior to the expiration as provided in Section 6.4(a) or Section 6.4(b) of the representation or warranty or covenant that is the basis for such claim shall survive solely for the purpose of such claim until such claim is finally resolved and satisfied. For the avoidance of doubt, the Tax indemnification obligations set forth in Section 6.1(c) shall survive the Closing until the twelve-month anniversary of the Closing Date.

6.5 Limitations.

(a) Subject to Section 10.12 and except with respect to claims made pursuant to Article VIII, from and after the Closing, the rights of the Indemnified Parties under this Article VI shall be the sole and exclusive remedies of the Indemnified Parties and their respective Affiliates with respect to claims resulting from any breach of warranty or failure to perform any covenant or agreement contained in this Agreement or otherwise relating to the transactions that are the subject of this Agreement. Subject to Section 10.12, from and after the Closing, the rights of Buyer and Seller under Article VIII shall be the sole and exclusive remedy of Buyer and Seller with respect to the subject matter of Article VIII. Without limiting the generality of the foregoing two sentences, in no event shall Buyer, its successors or permitted assigns be entitled to claim or seek rescission of the transactions consummated under this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, nothing contained in this Agreement shall relieve or limit the liability of any Party or any officer or director of such Party from any liability arising out of or resulting from common law fraud or intentional misrepresentation in connection with the transactions contemplated by this Agreement or in connection with the delivery of any of the documents referred to herein.

(b) Notwithstanding anything to the contrary contained in this Agreement, each of the following limitations shall apply:

(i) the aggregate liability of Seller for all Damages under Section 6.1(a)(i) shall not exceed an amount equal to $2,812,500 (the “Applicable Cap Amount”); and

(ii) A Buyer Indemnified Party shall have no right to indemnification under Section 6.1(a)(i) (other than on account of the breach of any Fundamental Representation) unless and until the aggregate amount of Damages suffered by such Buyer Indemnified Party under such section exceeds $100,000 (the “Threshold”), whereupon the Buyer Indemnified Parties shall be indemnified for all Damages (including Damages up to the Threshold), subject to the Applicable Cap Amount.

(c) In no event shall any Indemnifying Party be responsible and liable for any Damages or other amounts under this Article VI that are consequential, in the nature of lost profits, diminutions in value, special or punitive or otherwise not actual Damages, except to the extent that any of the foregoing are awarded to a third party against, and paid by, any Indemnified Party in circumstances in which such Indemnified Party is entitled to indemnification hereunder.

(d) Notwithstanding anything to the contrary in this Agreement, any limitation or qualification as to materiality, Business Material Adverse Effect or Buyer Material Adverse Effect shall be disregarded solely for purposes of determining the amount of any Indemnifying Party’s indemnification obligation, but such limitations and obligations shall not be disregarded for purposes of determining whether there has been any breach of any representation, warranty, covenant or agreement in this Agreement.

(e) The amount of any Damages for which indemnification is provided under this Article VI shall be computed net of any third party insurance proceeds actually received by the Indemnified Party and reduced by the tax benefit actually realized in the year the Damages are incurred.

(f) Notwithstanding anything to the contrary in this Agreement, Seller’s obligations pursuant to Section 6.1 shall in no way form the basis of any claim by a Buyer Indemnified Party or otherwise serve to prevent the liquidation and dissolution of Seller following the Closing.

6.6 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price, to the extent consistent with applicable law.

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a) by mutual written agreement of Seller and Buyer;

(b) by Buyer if any of the representations or warranties of Seller contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the condition set forth in Section 5.2(a) to be satisfied or if Seller has failed to discharge and fulfill any of its covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 5.2(b) to be satisfied, and such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Seller; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this section if Buyer is in material breach of this Agreement;

(c) by Seller if any of the representations or warranties of Buyer contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the condition set forth in Section 5.3(a) to be satisfied or if Buyer has failed to discharge and fulfill any of its covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 5.3(b) to be satisfied, and such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Buyer; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this section if Seller is in material breach of this Agreement;

(d) by Buyer or Seller if (i) any Governmental Entity shall have obtained a court order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such court order or action is or shall have become final and no longer subject to appeal or (ii) the Closing shall not have occurred on or before 5:00 p.m., New York, New York local time on March 15, 2013 (the “Outside Date”); provided, however, that no Party may terminate this Agreement pursuant to this clause (ii) if such Party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Closing shall not have occurred on or prior to such time;

(e) by Seller or Buyer, if the Stockholder Meeting shall have been held and completed and the Stockholder Approval shall not have been obtained at the Stockholder Meeting or at any adjournment or postponement thereof;

(f) by Seller if, subject to complying with the terms of Section 4.9, the Board of Directors authorizes Seller to enter into a binding definitive agreement in respect of a Superior Proposal; provided, that Seller shall have paid any amounts due pursuant to Section 7.2(b) hereof in accordance with the terms, and at the times, specified therein; and provided further, that in the event of such termination, Seller substantially concurrently enters into such binding definitive agreement in respect of such Superior Proposal;

(g) by Buyer, if, following receipt by Seller of an Acquisition Proposal: (A) an Adverse Recommendation Change shall have occurred; (B) the Board of Directors shall have failed to publicly confirm the Board Recommendation within ten (10) Business Days of a written request by Buyer that it do so; or (C) the Board of Directors shall have failed to include in the Proxy Statement when filed the Board Recommendation; or

(h) by Buyer, if the Board of Directors exercises its right to fail to make, or withdraw, modify or change the Board Recommendation pursuant to Section 4.8(b).

7.2 Effect of Termination.

(a) In the event this Agreement is terminated pursuant to Section 7.1, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and of no effect without liability of any Party (or any stockholder or Representative of such Party) to each other Party hereto, except with respect to the Confidentiality Agreement, this Section 7.2, and Article X; provided, that no such termination shall relieve any party from liability for any Damages resulting from fraud or a Willful Breach of this Agreement. As used herein, “Willful Breach” means a material breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of any act or failure to act by the other Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

(b) If this Agreement is terminated by Buyer pursuant to (i) Section 7.1(h) after the Stockholder Meeting has been held and completed and the Stockholder Approval shall not have been obtained at the Stockholder Meeting or at any adjournment or postponement thereof or (ii) Section 7.1(g), then Seller shall pay to Buyer (by wire transfer of immediately available funds) within two Business Days following the occurrence of such termination a fee in an amount equal to $656,250 (“Seller Termination Fee”).

(c) If this Agreement is terminated by Seller pursuant to Section 7.1(f), then Seller shall pay to Buyer (by wire transfer of immediately available funds) Seller Termination Fee concurrently with such termination.

(d) The Parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, no Party would enter into this Agreement. Accordingly, if Seller fails to pay any amount due to Buyer pursuant to this Section 7.2, when due, Seller shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action taken to collect payment (including the prosecution of any lawsuit or other legal action), together with interest on the unpaid amount at the publicly announced prime rate of Citibank, N.A. in New York City from the date such amount was first payable to the date it is paid. Each of the Parties hereto further acknowledges that the payment of the Seller Termination Fee by Seller is not a penalty, but is liquidated damages in a reasonable amount that will compensate Buyer in the circumstances in which such fee is payable and which do not involve fraud or a Willful Breach as described in this Section 7.2 for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(e) Notwithstanding anything to the contrary in this Agreement, in the event the Seller Termination Fee is payable to Buyer, payment of the Seller Termination Fee shall be the sole and exclusive remedy of Buyer and its Affiliates against Seller and its Subsidiaries and any of their respective former, current or future stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, except in the case of fraud or Willful Breach.

ARTICLE VIII

TAX MATTERS

8.1 Certain Tax Matters.

(a) Seller and Buyer shall be equally responsible for the payment of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”), including any Transfer Taxes imposed on the transfer of any of the Transferred Subsidiaries.

(b) For purposes of this Agreement,

(i) “Pre-Closing Taxes” means a Tax that is attributable to a Pre-Closing Tax Period.

(ii) “Pre-Closing Tax Period” means a Tax period that ends on or before the Closing Date and the portion of a Straddle Period ending on and including the Closing Date;

(iii) Whenever it is necessary to determine the liability for real property, personal property and similar ad valorem Taxes for or with respect to the Acquired Assets for a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”), the Taxes for the portion of the Straddle Period ending on and including, and for the portion of the Straddle Period beginning after, the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days during the Straddle Period before and including the Closing Date, or the number of calendar days during the Straddle Period beginning the day after the Closing Date, as applicable, and the denominator of which is the number of calendar days in the entire Straddle Period; and

(iv) “Post-Closing Tax Period” means a Tax period that begins after the Closing Date and the portion of a Straddle Period that begins after the Closing Date.

(v) Whenever it is necessary to determine the liability for all Taxes not referenced in Section 8.1(b)(iii) (such as income, employee, payroll Taxes and any Taxes imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)) it shall be determined as if the Straddle Period ended at the end of the day on the Closing Date (except that (x) solely for purposes of determining the marginal Tax rate applicable to income or receipts during such period in a jurisdiction in which such Tax rate depends upon the amount or level of income or receipts, annualized income or receipts may be taken into account if appropriate for an equitable sharing of such Taxes and (y) exemptions, allowances and deductions that are otherwise calculated on an annual basis shall be apportioned on a daily basis).

8.2 Cooperation on Tax Matters; Tax Audits.

(a) Buyer shall promptly notify Seller in writing upon receipt by Buyer, any of Buyer’s Affiliates or any Transferred Subsidiary of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments which may affect the Tax liabilities of any Transferred Subsidiary for which Seller would be required to indemnify Buyer pursuant to Section 6.1(c); provided that failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder except to the extent such failure results in an increase in the amount for which Seller is liable under Section 6.1(c). Seller shall promptly notify Buyer in writing upon receipt by Seller or any of Seller’s Affiliates of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments which may affect the Tax liabilities of any Transferred Subsidiary for which Buyer would be required to indemnify Seller pursuant to Section 6.2(c); provided that failure to comply with this provision shall not affect Seller’s right to indemnification hereunder except to the extent such failure directly results in an increase in the amount for which Buyer is liable under Section 6.2(c). Seller and Buyer shall fully cooperate in providing Tax information reasonably required in connection with any audits or for other reasonable purposes.

(b) Seller shall have the right to represent each Transferred Subsidiary’s interests in any Tax audit or administrative or court proceeding relating to Pre-Closing Tax Periods, and to employ counsel of its choice and at its expense; provided, however, that Buyer shall be entitled to participate in the conduct of such audit or administrative or court proceeding at its expense. If Seller chooses not to represent a Transferred Subsidiary in any Tax audit or administrative or court proceeding relating to Pre-Closing Tax Periods, then Buyer shall have the sole right to represent such Transferred Subsidiary. Notwithstanding the foregoing, Seller shall not be entitled to settle after the Closing Date, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect in any material respect the liability for Taxes of Buyer or any Transferred Subsidiary for any years or periods ending after the Closing Date without the prior written consent of Buyer. Such consent shall not be unreasonably withheld, conditioned or delayed and shall not be necessary to the extent that Seller has indemnified Buyer against the effects of any such settlement.

(c) Buyer shall have the sole right to represent each Transferred Subsidiary’s interests in any Tax audit or administrative or court proceeding for Post-Closing Tax Periods, and to employ counsel of its choice and at its expense. Notwithstanding the foregoing, Buyer shall not be entitled to settle after the Closing Date, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect in any material respect the liability for Taxes of Seller or any Transferred Subsidiary for any period for which Seller must indemnify Buyer pursuant to Section 6.1(c) without the prior written consent of Seller. Such consent shall not be unreasonably withheld, and shall not be necessary to the extent that Buyer has indemnified Seller against the effects of any such settlement.

(d) Seller shall have the sole right to represent each Transferred Subsidiary’s interests in any Tax audit or administrative or court proceeding relating to any Straddle Period, and to employ counsel of its choice and at its expense; provided, however, that if such audit or administrative or court proceeding would be reasonably likely to result in a material increase in Tax liability of any Transferred Subsidiary which may be subject to indemnification by Buyer pursuant to Section 6.2(c), Buyer shall be entitled to participate in the conduct of such audit or administrative or court proceeding at its expense. Notwithstanding the foregoing, neither Seller nor any Transferred Subsidiary may agree to settle any claim for the portion of the Straddle Period which may be the subject of indemnification by Buyer under Section 6.2(c) without the prior written consent of Buyer, which consent shall not be unreasonably withheld.

(e) Buyer, each Transferred Subsidiary, and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, examination, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer, each Transferred Subsidiary, and Seller agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereunder).

8.3 Preparation and Filing of Certain Tax Returns; Sales and Use Taxes.

(a) Seller shall cause to be prepared and timely filed, taking into account all valid extensions of time to file, all Tax Returns of each Transferred Subsidiary (or Tax Returns in which such Transferred Subsidiary is required to be included) that are required to be filed for any Pre-Closing Tax Period. Buyer shall cooperate with Seller with respect to the filing of all such Tax Returns. Seller shall provide copies of all such Tax Returns to Buyer no later than fifteen (15) days before the due date of such Tax Returns. Seller shall make all such reasonable changes as are requested by Buyer that are in accordance with applicable law, and for which the position is more likely than not to be sustained if challenged. Seller shall pay or cause to be paid all Taxes shown to be due on Tax Returns that it is responsible for preparing and filing under this Agreement.

(b) Buyer shall cause to be prepared and timely filed, taking into account all valid extensions of time to file, all Tax Returns of each Transferred Subsidiary (or Tax Returns in which such Transferred Subsidiary is required to be included, other than Tax Returns that include Seller or its Affiliates) that are required to be filed for any Straddle Period. Seller shall, at its expense, cooperate with Buyer in the preparation of Straddle Period Tax Returns including, without limitation, the furnishing of Tax information for the pre-Closing portion of the Straddle Period. Buyer shall pay to the appropriate Governmental Entity the full amount of Taxes shown on any Straddle Period Tax Return, and Seller shall promptly reimburse Buyer for Seller’s share of such Taxes (or Buyer shall promptly pay Seller for Seller’s share of any refund or overpayment of such Taxes) as determined under Section 8.1. Such determination shall take into account any estimated tax payments made by Seller, any of Seller’s Affiliates or the Transferred Subsidiaries prior to the Closing Date.

(c) Notwithstanding anything in this Agreement to the contrary: (i) Seller shall prepare and timely file all U.S. state sales tax and Australian goods and services tax (“Australian GST”) returns in connection with the Accounts Receivable that are included in the Acquired Assets and pay the respective U.S. state sales tax and Australian GST that are due with respect to such Accounts Receivable, (ii) to the extent that Buyer receives payment on such Accounts Receivable that includes U.S. state sales tax or Australian GST, Buyer shall, pursuant to Section 9.7 of this Agreement, remit to Seller the portion of the payment that represents the U.S. state sales tax or Australian GST to Seller promptly after receipt, (iii) to the extent that Seller receives payment on such Accounts Receivable, Seller shall, pursuant to Section 9.7 of this Agreement, remit to Buyer promptly after receipt the portion of the payment other than the portion that represents the U.S. state sales tax or Australian GST that it has paid, and (iv) to the extent that Sycamore Networks Japan K.K. (“Japan K.K.”) has a consumption tax liability with respect to the Accounts Receivable of Japan K.K. at the Closing that is not satisfied through the collection of the respective Accounts Receivable within three months of Closing, Seller shall make payment of such amount to Buyer.

8.4 Action by Buyer. Except as required by applicable law, none of Buyer, the Transferred Subsidiaries or their Subsidiaries shall amend or file any Tax Returns of Seller or a Transferred Subsidiary for any Pre-Closing Tax Period, without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed. For the portion of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, Buyer shall cause the Transferred Subsidiaries to carry on their business and operate the Acquired Assets and Business only in the ordinary course in the same manner as previously conducted.

8.5 Withholding Taxes. Buyer shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer may be required to deduct and withhold under any applicable provision of Tax law. All such withheld amounts shall be treated as delivered to Seller and Buyer shall remit or cause to be remitted to the applicable Governmental Entity the amounts withheld as required under any applicable provision of Tax law. Buyer shall notify Seller at least four (4) Business Days prior to Closing of any amount Buyer intends to withhold under this Section 8.5. Buyer and Seller agree to use their reasonable best efforts to avoid or mitigate the imposition of any withholding Taxes.

8.6 Tax Refunds.

(a) Any Tax refund (including any interest in respect thereof) received by Buyer or any Transferred Subsidiary, and any amounts credited against Tax to which Buyer or any Transferred Subsidiary becomes entitled (including by way of any amended Tax Returns or any carryback filing), that relate to Pre-Closing Tax Period, shall be for the account of Seller, and Buyer shall pay over to Seller any such refund or the amount of any such credit within 10 days after receipt of such credit or entitlement thereto, net of any expenses incurred in receiving the refund. Buyer shall pay Seller interest at the rate prescribed under Section 6621(a)(1) of the Code, compounded daily, on any amount not paid when due under this Section 8.6; provided, however, that if the refund is attributable to a tax attribute that arose post-Closing, the refund shall be for the account of Buyer.

(b) Any Tax refund (including any interest in respect thereof) received by Seller, and any amounts credited against Tax to which Seller become entitled (including by way of any amended Tax Returns or any carryback filing), that relate to any taxable period, or portion thereof, for which Buyer is liable pursuant to Section 6.2(c), shall be for the account of Buyer and Seller shall pay over to Buyer any such refund or the amount of any such credit within 10 days after receipt of such credit or entitlement thereto. Seller shall pay Buyer interest at the rate prescribed under Section 6621(a)(1) of the Code, compounded daily, on any amount not paid when due under this Section 8.6.

(c) Each of Seller and Buyer shall cooperate, and cause each of their Affiliates to cooperate, in obtaining any Tax refund that the other Party reasonably believes should be available, including through filing appropriate forms with the applicable Governmental Entity; provided that Buyer and the Transferred Subsidiaries shall have no obligation to claim any Tax refund if such Tax refund will materially adversely affect Buyer or the Transferred Subsidiaries.

ARTICLE IX

FURTHER AGREEMENTS

9.1 Post-Closing Information.

(a) For a period of seven (7) years following the Closing, Buyer shall, and Buyer shall cause the Transferred Subsidiaries and the Affiliates of Buyer with respect to the Business (i) to use commercially reasonable efforts to retain the Records and (ii) promptly following the reasonable written request of Seller, provide to Seller and its representatives information in its possession, to the extent necessary (A) to prepare or defend any judicial or administrative proceeding related to the Business, (B) to enable Seller and its representatives to satisfy Seller’s and its Affiliates’ financial reporting and Tax preparation obligations or (C) for any reasonable corporate purpose of Seller. Buyer shall be entitled to receive from Seller, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses, as may reasonably be incurred in providing such information.

(b) After the Closing, Buyer shall respond to reasonable, written requests for information and assistance by Seller in connection with Seller completing the audit of its accounts and preparation of its required federal, state and local Tax Returns.

9.2 Disclosure Generally. Any information furnished in any Section of the Disclosure Schedule (or any update thereto) shall be deemed to be disclosed and modify all of Seller’s representations and warranties only to the extent that the applicability of such disclosed information to such other Section of the Disclosure Schedule is reasonably apparent that the disclosed matter, document or item would relate to one or more other representations or warranties or the matters covered thereby. The inclusion of any information in the Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Business Material Adverse Effect, or is outside the ordinary course of business. For purposes of this Agreement, the terms “to the knowledge of Seller,” “to Seller’s knowledge,” “known by Seller” or other words of similar meaning shall mean the actual knowledge of the persons listed on Section 9.2 of the Disclosure Schedule attached hereto, after reasonable inquiry of their direct reports, and shall not refer to the knowledge of any other person or entity.

9.3 Certain Employee Benefits Matters.

(a) Offer of Employment; Continuation of Employment. Prior to the Closing Date, Buyer agrees that it will make offers of employment to all of the employees of Seller or any of its Subsidiaries set forth on Section 9.3(a) of the Disclosure Schedule (each, a “Business Employee”) in good faith, with salary and eligibility for bonus compensation that is no less favorable in the aggregate than that provided by Seller or its Subsidiaries, as applicable, providing for employment in the same general vicinity at which the Business Employee was employed immediately prior to the Closing, and with other terms and conditions such that, if the offer is declined by the Business Employee, the Business Employee shall not be deemed to have suffered an “employment loss” for purposes of WARN. Nothing herein shall be construed as an offer of employment on other than an employee-at-will basis.

(b) Continuity of Service. Buyer shall offer employment commencing on the Closing Date to all Business Employees, including those on vacation, military leave, leave of absence (whether paid or unpaid), disability or layoff, on the terms set forth in Section 9.3(a). Any Business Employee that accepts employment with Buyer is referred to herein as a “New Buyer Employee”.

(c) Compensation; Employee Benefits. Except as otherwise required by applicable law, the Business Employees shall cease to participate in or accrue further benefits under the Business Benefit Plans (other than the Acquired Benefit Plans) immediately prior to the Closing. Except as otherwise set forth in an offer letter contemplated by Section 9.3(a), beginning on the Closing Date, Buyer shall maintain (or cause its Affiliates to maintain) employee benefit plans, agreements, programs, policies and arrangements for the benefit of each New Buyer Employee (“Buyer Plans”) that are substantially similar in the aggregate to the Employee Benefit Plans in effect immediately prior to the Closing with respect to New Buyer Employees. All Buyer Plans and Buyer severance pay plans, programs or practices, to the extent permitted by applicable law, shall recognize all credited service of New Buyer Employees with Seller and its Subsidiaries (and their predecessors, to the extent such service is credited by Seller or a Subsidiary) for purposes of eligibility and vesting and level of benefits (but not for benefit accrual under a defined benefit pension plan) to the same extent such service was recognized under similar plans maintained by Seller or its Subsidiaries immediately prior to the Closing Date, except as would result in a duplication of benefits. To the extent permitted by applicable law, such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations. To the extent permitted by applicable law, each Buyer Plan shall waive pre-existing condition limitations to the same extent waived or no longer applicable under the applicable benefit plan of Seller or its Subsidiaries. To the extent permitted by applicable law, each New Buyer Employee shall be given credit under the applicable Buyer Plan for amounts paid under a corresponding Business Benefit Plan during the plan year in which the Closing occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums. Without limiting the generality of the foregoing, Buyer shall maintain in effect for the twelve month period following the Closing a severance plan covering New Buyer Employees, which plan shall provide for severance payments and benefits to each New Buyer Employee who is terminated without cause by Buyer or an Affiliate during such period that are no less favorable than the severance payments and benefits to which the New Buyer Employee would have been entitled under the applicable plan of Seller, each of which is set forth on Section 2.14(a) of the Disclosure Schedule, upon a termination of employment by Seller or its Subsidiaries, as applicable, without cause immediately prior to the Closing; provided, however that Buyer may, in its sole discretion, not (i) provide separation pay and benefits to New Buyer Employees who are full-time employees as of the Closing and who choose, other than at the request of Buyer, to become regular, part-time U.S. employees following the Closing and (ii) provide separation pay and benefits for any New Buyer Employee at Grade Level 10 who has not achieved thirteen (13) years of service prior the Closing at a level greater than twenty-six (26) weeks of such New Buyer Employee’s base salary and benefits.

(d) Certain Amounts. With respect to any accrued but unused paid-time off, personal, sick or vacation time to which any New Buyer Employee is entitled pursuant to the personal, sick or vacation policies applicable to such New Buyer Employee immediately prior to the Closing Date (the “Accrued PTO”) and with respect to any accrued but unpaid salary, bonus, incentive pay or similar compensation to which any New Buyer Employee is entitled to immediately prior to the Closing Date (the “Accrued Compensation”), Buyer shall credit the New Buyer Employee with such Accrued PTO and Accrued Compensation, as applicable; provided, however, if any New Buyer Employee is to be paid for such Accrued PTO or Accrued Compensation, Seller shall pay in cash an amount equal to such Accrued PTO and Accrued Compensation to such New Buyer Employee on or prior to the Closing Date and Buyer shall reimburse Seller at Closing for any such amounts in excess of $136,724, in the aggregate, paid by Seller to all such New Buyer Employees and Buyer shall not credit any such New Buyer Employees with any Accrued PTO or Accrued Compensation, as applicable. In the event that Seller or an Affiliate is required to provide severance payments or benefits to any New Buyer Employees who were employees of Sycamore Asia, as a result of the termination of employment of any such employee from Sycamore Asia in connection with the transactions contemplated by this Agreement, Buyer shall reimburse Seller for the cost of any such severance payments or benefits within ten (10) Business Days following submission by Seller to Buyer of reasonable documentation of the cost of such severance payments or benefits.

(e) Flexible Spending Accounts. Effective as of the last day of the month in which Closing occurs, New Business Employees shall no longer be eligible to contribute to the flexible spending account sponsored by Seller except as otherwise provided by and in accordance with COBRA (such accounts, “Seller FSA” and such participants in the Seller FSA, “FSA Participants”). Effective as of the Closing Date, Buyer shall establish flexible spending accounts which shall (i) permit immediate participation as of the first day of the month immediately following Closing for all FSA Participants and (ii) accept for reimbursement any claims related to the calendar year in which the Closing Date occurs and eligible for reimbursement on the basis of participant elections initially made under the Seller FSA, which have not been previously reimbursed by Seller. The salary reduction election of FSA Participants under the Seller FSA will be continued by Buyer following Closing. Seller shall provide to Buyer as soon as administratively feasible following the Closing Date, a schedule setting forth the FSA Participants and the amount each FSA Participant has elected to contribute to the Seller FSA for the current calendar year and the amount reimbursed by the Seller FSA to the FSA Participant (or eligible dependent) (the “FSA Balances”). To the extent the FSA Balances in the aggregate are positive, Seller shall make a payment to Buyer equal to the aggregate FSA Balances by the tenth (10th) Business Day following the date on which Seller provides such schedule to Buyer. To the extent the FSA Balances in the aggregate are negative, Buyer shall make a payment to Seller equal to the aggregate FSA Balances by the tenth (10th) Business Day following the date on which Seller provides such schedule to Buyer. Notwithstanding the foregoing, no person who elects COBRA continuation coverage with respect to such person’s flexible spending account shall be considered a FSA Participant and any such person’s flexible spending account balance shall not be a FSA Balance.

(f) U.S. WARN Act. Seller and its Subsidiaries shall not, at any time ninety (90) days before the Closing Date, without complying fully with the notice requirements of WARN, effectuate (i) a “plant closing” (as defined in WARN) affecting any “single site of employment” (as defined in the regulations under WARN) included in the Business; (ii) a “mass layoff” (as defined in WARN) affecting any site of employment included in the Business; or (iii) any similar action under WARN requiring notice to employees of the Business in the event of an employment loss or layoff. For a period of ninety (90) days after the Closing Date, Buyer shall not engage in any conduct which would result in an employment loss for a sufficient number of employees of Buyer which, if aggregated with any such conduct on the part of Seller or the Transferred Subsidiaries prior to the Closing Date, would trigger WARN.

(g) U.S. COBRA. Seller shall retain or assume responsibility for, and shall be responsible for administering compliance with, the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and any other similar applicable law with respect to New Buyer Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage under any Business Benefit Plan at any time on or before the Closing Date and with respect to any current or former employee of Seller that is not a New Buyer Employee. Seller shall take all steps necessary to ensure that Buyer shall not become responsible for providing COBRA or any other similar applicable law with respect to any employees or former employees of Seller. Buyer shall assume responsibility for, and shall be responsible for administering compliance with, the continuation coverage requirements under COBRA and any other similar applicable law with respect to New Buyer Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage after the Closing Date.

9.4 Use of Names. As promptly as reasonably practicable following the Closing, Seller shall, and shall cause its Subsidiaries and Affiliates to, use commercially reasonable efforts to cease to use the names set forth on Section 9.4(a) of the Disclosure Schedule and any name confusingly similar thereto (collectively, the “Restricted Names”) and any trademarks, trade names, trade dress, service marks and logos that use or incorporate any Restricted Name. As promptly as reasonably practicable following the Closing, Seller shall, and shall cause its Subsidiaries and Affiliates to, remove from the Excluded Assets any and all Restricted Names and any trademarks, trade names, trade dress, service marks and logos that use or incorporate any Restricted Name (it being understood that this requirement shall not apply to fair use of any Restricted Name, including, but not limited to, in documents and materials kept as records, or to be archived as records, for historical purposes or as required by applicable law). Notwithstanding anything herein to the contrary, following the Closing Seller and its Subsidiaries shall be permitted to use (i) the trademarks and names “Sycamore” and “Sycamore Networks” in the corporate names or business names set forth on Section 9.4(b) of the Disclosure Schedule and (ii) any domain name or website containing “Sycamore” and “Sycamore Networks” set forth on Section 9.4(b) of the Disclosure Schedule, in each case, in connection with and until the completion of the dissolution, winding-up and liquidation of Seller and its Subsidiaries. Notwithstanding the foregoing, in no event shall Seller or its Subsidiaries use the names “Sycamore” or “Sycamore Networks” following the Closing for purposes of marketing or selling any products or services.

9.5 Confidentiality.

(a) Each of Seller and Buyer shall not, and shall cause its respective Affiliates and their officers, directors, employees, agents and representatives not to, without the prior written consent of the other Party, disclose, furnish or make accessible to any Person (other than to each other or such other Party’s authorized representatives) any Confidential Information, or in any way use the other Party’s Confidential Information in the conduct of any business or endeavor; provided, however, that nothing in this Section 9.5 shall act to prohibit either Party from disclosing any Confidential Information which is required to be disclosed by such Party by applicable law, regulation, stock exchange rule or a legal proceeding before any Governmental Entity so long as such Party gives prior written notice to the other Party of its intention to disclose such Confidential Information so that such other Party may (a) review the contents of such Confidential Information required to be disclosed and (b) in its sole discretion and at its sole cost and expense (including attorney fees), contest the need for disclosure by seeking a protective order or other appropriate remedy. Each of Seller and Buyer shall reasonably cooperate with the other in connection with any such proceeding and shall use reasonable best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

(b) As used in this Agreement, “Confidential Information” means (i) with respect to Buyer all data and information, relating to the Business and included within the Acquired Assets or any confidential information disclosed by Buyer to Seller in connection with the transactions contemplated by this Agreement and

(ii) with respect to Seller, all data and information and other confidential information disclosed by Seller to Buyer relating to the IQstream Business or the Excluded Assets and Excluded Liabilities in connection with the transactions contemplated by this Agreement, in each case of (i) and (ii) without regard to form or medium, including, without limitation, all technical or nontechnical data and information, trade secrets, personnel data, works of authorship, know-how, intellectual property, business concepts, research study, plans, systems, methods and information, financial data, information and plans, and information relating to actual or prospective customers, clients, franchises, suppliers, distributors, resellers, licensees, licensors, vendors, contractors, consultants, officers, directors, employees, whether prepared by Seller or any other Person. Confidential Information shall not include any data or information that (i) the disclosing Party proves was either in the public domain prior to the date hereof or subsequently came into the public domain by means other than an unauthorized disclosure or a breach of this Agreement, (ii) was lawfully received by the disclosing Party from a third party without any obligation of confidentiality, (iii) was disclosed by the non-disclosing Party to a third party without any restrictions on confidentiality, or (iv) was independently created by the disclosing Party without access to Confidential Information from the non-disclosing party.

9.6 Bulk Sales Waiver. The Parties agree to waive compliance with the provisions of any so-called “bulk transfer law” or “bulk sales law” (or any similar Tax law) of any jurisdiction in connection with the transactions contemplated by this Agreement.

9.7 Transfer of Acquired Assets Post-Closing.

(a) After the Closing, to the extent Seller or any of its Subsidiaries (other than the Transferred Subsidiaries) discovers possession of any of the Acquired Assets, Seller shall hold such Acquired Assets in trust and promptly assign and transfer such Acquired Assets to Buyer. After the Closing, to the extent Buyer or any of its Affiliates discovers possession of any of the Excluded Assets, Buyer shall hold such Excluded Assets in trust and promptly assign and transfer such Excluded Assets to Seller at Seller’s sole cost and expense.

(b) After the Closing, to the extent Seller or any of its Subsidiaries (other than the Transferred Subsidiaries) receives possession of any of the Acquired Assets, Seller shall hold such Acquired Assets in trust and promptly assign and transfer such Acquired Assets to Buyer at Seller’s sole cost and expense. After the Closing, to the extent Buyer or any of its Affiliates receives possession of any of the Excluded Assets, Buyer shall hold such Excluded Assets in trust and promptly assign and transfer such Excluded Assets to Seller at Buyer’s sole cost and expense.

9.8 Licensed Patents. Seller hereby agrees that in the event of any transfer, sale, assignment, license or conveyance of any of the Licensed Patents (or any rights, interests or title therein) prior to the Closing by Seller to any Person other than Buyer (each, a “Patent Transfer”), Seller shall (i) take all actions necessary to ensure that such Patent Transfer is made expressly subject to all of Seller’s and Buyer’s obligations and rights under the Patent License Agreement as if the Patent License Agreement was in effect prior to such Patent Transfer and (ii) provide Buyer with prompt written notice of such Patent Transfer together with an acknowledgement of the recipient of such Patent Transfer which confirms that such Patent Transfer will be subject to the rights and obligations of Buyer and Seller under the Patent License Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Press Releases and Announcements. No Party shall issue (and each Party shall cause its Affiliates not to issue) any press release or public disclosure relating to the subject matter of this Agreement, or its terms, without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by law, regulation or stock exchange rule (in which case the disclosing Party shall advise the other Party and the other Party shall have the right to review such press release or announcement prior to its publication) to the extent practicable given legal and regulatory requirements.

10.2 No Third Party Beneficiaries. Except as provided by applicable law, this Agreement shall not confer any rights or remedies upon any Person (including with respect to any employee or former employee of Seller, Buyer or any of its Affiliates, any New Buyer Employees and any Business Employees, any right to employment or contractual employment for any specified period) other than the Parties and its respective successors and permitted assigns and, to the extent specified herein, its respective Affiliates; provided, however, that the provisions of Article VI are intended for the benefit of the entities and individuals specified therein and its respective legal representatives, successors and assigns. No provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of Buyer or Seller to amend, modify or terminate any such employee benefit plan. For a period of six (6) years following the Closing Date, Buyer (i) will ensure that each Transferred Subsidiary fulfills its obligations to the present and former members of such entity’s board of directors (or other governing body) and present and former officers of the Transferred Subsidiaries pursuant to the terms of such entity’s charter, bylaws or other organizational documents and any indemnification or other agreements as in effect on the date hereof and (ii) shall cause each such entity’s charter, bylaws or other organizational documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are no less favorable as the indemnification, exculpation and advancement of expenses provisions contained such entity’s charter, bylaws or other organizational documents as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law.

10.3 Entire Agreement; Conflicts. This Agreement (including the documents referred to herein), the Related Agreements and the Confidentiality Agreement constitute the entire agreement by and between Buyer and Seller and their respective Affiliates. This Agreement supersedes any prior agreements or representations by or between Buyer and Seller, whether written or oral, with respect to the subject matter hereof (other than the Confidentiality Agreement and the Related Agreements). In the event there is any inconsistency or conflict between the terms of this Agreement and the terms of any Related Agreement, the terms of this Agreement shall control and govern.

10.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and its respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party, provided, however, that Buyer may collaterally assign this Agreement to any sources of financing solely for the purposes of securing the obligations of Buyer and its Affiliates under any credit arrangements by Buyer and its Affiliates (and any refinancings or substitutions thereof); and provided further, (i) any Party may assign its right to receive a payment entitled to be received by it pursuant to this Agreement and (ii) concurrently with or following the Closing, Buyer may assign, transfer and delegate, in whole or in part, its rights and obligations hereunder to either (A) a wholly-owned Subsidiary of Buyer or (B) an Affiliate under common control with Buyer; and provided further, at Buyer’s request Seller shall concurrently with the Closing directly assign or transfer the ownership interest in any Transferred Subsidiary to an Affiliate under common control with Buyer, in each case to the extent allowed by applicable law and as would not adversely affect the rights or obligations of Seller under this Agreement or Seller’s ability to transfer such Transferred Subsidiary hereunder, and Buyer agrees to be responsible to Seller on behalf of such Affiliates with respect to the rights and obligations set forth in this Agreement.

10.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or .PDF signature.

10.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.7 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered one Business Day after it is sent by (a) a reputable courier service guaranteeing delivery within one Business Day or (b) facsimile; provided electronic confirmation of successful transmission is received by the sending Party and a confirmation copy is sent on the same day as the telecopy transmission by certified mail, return receipt requested, in each case to the intended recipient as set forth below:

If to Buyer, to:

Sunrise Acquisition Corp.

c/o Marlin Equity Partners III, L.P.

338 Pier Avenue

Hermosa Beach, CA 90254

Telecopy: (310) 364-0110

Attention: Nick Kaiser

Copy to (which shall not constitute notice):

Pepper Hamilton LLP

The New York Times Building

37th Floor, 620 Eighth Avenue

New York, NY 10018

Telecopy: (212) 286-9806

Attention: James D. Rosener, Esq.

If to Seller, to:

Sycamore Networks, Inc.

220 Mill Road

Chelmsford, MA 01824

Telecopy: (978) 367-4494

Attention: General Counsel

Copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

Telecopy: (617) 573-4822

Attention: Margaret A. Brown, Esq.

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.8 Governing Law. Subject to the provisions of certain Exhibits hereto regarding the application of local law, this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

10.9 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

10.11 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary contained herein, Seller shall reimburse Buyer or an Affiliate of Buyer for all actual costs and expenses (including legal fees) incurred by Buyer in conducting due diligence for an amount not exceeding $400,000. Any amount already paid from the date of the letter agreement, dated July 2, 2012, between an Affiliate of Buyer and Seller until the date hereof shall be reduced from the aforementioned amount and the remaining amount payable pursuant to this Section 10.11 shall be paid by Seller by wire transfer of immediately available funds to a bank account designated in writing by Buyer two (2) Business Days following receipt of evidence reasonably satisfactory to Seller of Buyer’s actual costs and expenses incurred in conducting due diligence.

10.12 Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that prior to the valid termination of this Agreement in accordance with Section 7.1, (i) the Parties shall be entitled to seek (in a court of competent jurisdiction as set forth in Section 10.13) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including Buyer’s obligation to effect the Closing), without bond or other security being required, this being in addition to any remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Buyer would have entered into this Agreement. Without limiting the generality of the foregoing, it is explicitly agreed that Seller shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Buyer’s obligation to effect the Closing on the terms and conditions set forth herein in the event that all conditions in Sections 5.1 and 5.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is then capable of being satisfied at a Closing on such date) at the time when the Closing would have occurred but for the failure of Buyer to comply with its obligations to effect the Closing pursuant to the terms of this Agreement. Each of Seller and Buyer acknowledges and agrees that following a valid termination of this Agreement in accordance with Section 7.1, each Party shall be entitled to monetary damages for a willful or intentional breach of this Agreement. In no event shall any Party be responsible and liable for any monetary damages or other amounts under this Section 10.12 that are special, incidental, consequential, indirect, exemplary or punitive damages.

10.13 Submission to Jurisdiction. Subject to the provisions of certain Exhibits hereto regarding the submission of actions and proceedings arising out of or relating to such Exhibits to courts of local jurisdictions, each Party (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or any other federal or state court in the State of Delaware if it is determined that the Court of Chancery does not have jurisdiction over such action) in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of the other Party with respect thereto. Either Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10.7. Nothing in this Section 10.13, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

10.14 Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting; (b) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (f) references to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time; (g) references to a person or entity are also to its permitted successors and assigns; (h) references to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (i) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; and (j) references to a law include any rules, regulations and delegated legislation issued thereunder. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party.

10.15 Waiver of Jury Trial. To the extent permitted by applicable law, each Party hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of either Party in the negotiation, administration, performance and enforcement of this Agreement.

10.16 Incorporation of Exhibits and Schedules. The Exhibits and Disclosure Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SYCAMORE NETWORKS, INC.

By:	/s/ Daniel E. Smith
Name: Daniel E. Smith
Title: President and Chief Executive Officer

SUNRISE ACQUISITION CORP.

By:	/s/ Doug Bayerd
Name: Doug Bayerd
Title: Secretary

SIGNATURE PAGE TO ASSET PURCHASE AND SALE AGREEMENT